FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Second Quarter Period Ended June 30, 2005

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled "ABN AMRO reports first half 2005 results: Net profit up 9.8% compared with the first half of 2004", dated August 1, 2005.
2.	Consolidated Ratio of Earnings to Fixed Charges Calculated under IFRS for Six Months Period Ended June 30, 2005
3.	Press release entitled "ABN AMRO obtains 6,283,038 (2.88%) shares of Banca Antonveneta in tender offer", dated July 25, 2005.
4.	Press release entitled "ABN AMRO increases stake in Banca Antonveneta to 29,98%", dated July 15, 2005.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: August 1, 2005	By:	/s/ R.W.J. Groenink

		Name:	R.W.J. Groenink
		Title:	Chairman of the Managing Board

	By:	/s/ Drs. T de Swaan

		Name:	Drs. T de Swaan
		Title:	Member of the Managing Board

Item 1

Further information can be obtained from: Press Relations: +31 20 6288900 Investor Relations: +31 20 6287835 This press release is also available on the internet: www.abnamro.com

Amsterdam, 1 August 2005

ABN AMRO reports first half 2005 results:
Net profit up 9.8% compared with the first half of 2004
First half 2005 performance (compared with first half of 2004 excl. Private Equity cons. effect)

➢	Total operating income increased (+8.1%) due to revenue growth across C&CC
➢	Total operating expenses up (+7.2%) mainly as a consequence of higher costs in the BU Brazil and BU NL
➢	Provisions down significantly (-48.2%) mainly as a result of releases in WCS
➢	Net operating profit higher (+16.5%) driven by the strength of C&CC
➢	Net profit up (+9.8%) to EUR 1,882 mln
➢	Return on equity 22.3%, despite the increase in equity due to the pre-funding of the intended acquisition of Banca Antonveneta
➢	Interim dividend 2005 set at 50 euro cents

Second quarter 2005 performance (compared with first quarter of 2005 excl. Private Equity cons. effect)

➢	Total operating income up (+8.9%) due to improved performances of C&CC and WCS
➢	Provisions lower (-37.4%) as a consequence of releases in Group Functions and WCS
➢	Net operating profit increased (+9.8%) mainly due to higher profits in WCS
➢	Net profit up (+10.3%) to EUR 987 mln

Chairman's Statement

“Over the past five years we have tightened our strategic focus and applied greater discipline in making the right choices for sustainable profitable growth. Our good results in the first half of 2005 are an encouraging sign of the success of our approach. Our revenues increased significantly, mainly driven by growth in each of the areas of our Consumer and Commercial Clients Strategic Business Unit, especially the BU Brazil and the BU NL. The resulting 9.8% growth in our net profit reflects not only the strong positions of our consumer and commercial businesses, but also reflects the benefits of our strategic focus on mid-market segments.”

“We expect net profit for the second half of the year (excluding incidental items such as the sale of Real Seguros in Brazil and the sale of Nachenius Tjeenk & Co) to be lower than the first half, as we expect the underlying revenue growth of our consumer and commercial business units to be more than offset by lower income from Asset and Liability management and as overall provisions will increase. Our market positions remain strong, and with our focus on mid-market segments and our disciplined capital management, we continue to see opportunities to deliver an attractive return on equity.”

Key figures Group results second quarter 2005

(in millions of euros)	quarterly							six months

	Q2 2005	Q1 2005	% change	% change*	Q2 2004	% change	% change*	2005	2004	% change	% change*

Operating result	1,434	1,349	6.3	3.6	1,199	19.6	23.0	2,783	2,519	10.5	11.8
Provisioning	62	99	(37.4)	(46.6)	102	(39.2)	(57.5)	161	311	(48.2)	(56.2)
Operating profit before tax	1,372	1,250	9.8	7.6	1,097	25.1	30.5	2,622	2,208	18.8	21.4
Net operating profit	1,004	914	9.8	12.1	859	16.9	26.5	1,918	1,646	16.5	21.3
Net profit **	987	895	10.3	12.6	836	18.1	27.9	1,882	1,607	17.1	22.0
Net profit	987	895	10.3	12.6	889	11.0	20.3	1,882	1,714	9.8	14.4
Earnings per share (euros)	0.54	0.54			0.54			1.08	1.04	3.8

Efficiency ratio	70.4%	69.7%			71.9%			70.0%	70.7%

(all figures are excluding consolidation effect of private equity holdings)
(* at constant forex rates)
(** excluding discontinued operations)

	30 Jun 05	31 Mar 05	% change					30 Jun 05	31 Dec 04	% change

(in billions of euros)
Total assets	855.7	768.0	11.4					855.7	727.7	17.6
Group capital	41.6	35.6	16.9					41.6	33.2	25.3
Risk-weighted assets	259.9	245.6	5.8					259.9	231.6	12.2
Core tier 1 ratio	7.51%	6.29%						7.51%	6.32%
BIS tier 1 ratio	9.63%	8.40%						9.63%	8.46%
BIS capital ratio	12.45%	11.25%						12.45%	11.06%

Letter to the shareholder

On behalf of the Managing Board, I am writing to you about our performance in the first half of 2005.

Over the past five years we have tightened our strategic focus and applied greater discipline in making the right choices for sustainable profitable growth. Our good results in the first half of 2005 are an encouraging sign of the success of our approach. Our revenues increased significantly, mainly driven by growth in each of the areas of our Consumer and Commercial Clients Strategic Business Unit, especially the BU Brazil and the BU NL. The resulting 9.8% growth in our net profit reflects not only the strong positions of our consumer and commercial businesses, but also reflects the benefits of our strategic focus on mid-market segments.

These mid-market segments, both in the consumer and commercial banking markets, are those where we can generate the strongest growth and add most value, given our products, services and expertise. On the consumer side, this segment ranges from retail clients with an above average disposable income to the lower end of the bank’s private clients. On the commercial client front, the focus is on the mid-size to larger companies and financial institutions.

The biggest part of our growth in these segments will be organic. In mature markets such as the Netherlands and the US Midwest, our efforts will focus mainly on improving customer satisfaction and on increasing the bank’s share of clients’ wallet. In our emerging markets, Brazil and Asia, the implementation of segmented client offers will lead to strong growth in the number of customers. We are confident that our consumer and commercial businesses in the US Midwest, Brazil, the Netherlands and Asia will continue to do well, as will our Private Banking and Asset Management activities.

In addition to organic growth, we will also be looking to reach our long-term goal of growing our mid-market customer base through small to medium-sized acquisitions in existing markets or in promising new markets. We will combine the relevant expertise developed by our existing operations with strong local management teams to develop these acquisitions further. The bid we made for Banca Antonveneta is a case in point. Banca Antonveneta’s client base would fit very well with the mid-market segments we are focusing on, as it consists largely of mass-affluent and mid-market commercial clients. Throughout the years we have built up a good understanding of Banca Antonveneta and we were fully prepared to continue to support its ongoing turnaround. Faced with the prospect of the expiration of the shareholders pact, changes in the shareholder base and the resulting uncertainty, making a bid emerged as the only viable option to continue this successful partnership and to defend the value of our investment.

Throughout our bid for Banca Antonveneta, we have played the game fairly and transparently. We never compromised our Business Principles, our values, or our strict commitment to managing for value. We confirmed our reputation for integrity and reliability, and we demonstrated our commitment to our ambition. In light of the recent developments, we remain committed to either gaining control of Banca Antonveneta or alternatively to exit. As promised when we launched our offer, we will return the capital we raised to the market in a cost effective way if the acquisition is not successful.

We have decided to maintain our tier 1 ratio target at 8.5% and to adjust our core tier 1 ratio target from 7.0% to 6.5%, taking into account our business mix, our desired gearing ratio, and our desire to maintain our current credit ratings. These steps illustrate our strong belief in and continued commitment to capital discipline.

In applying greater discipline in making the right choices for sustainable profitable growth, the WCS management team is striving to ensure that it is delivering on the Group strategy of creating and delivering products for the bank's mid-market clients as well as servicing a targeted number of multinational clients. Even though the second quarter WCS performance – as we anticipated at the time of our first quarter results – represented an improvement compared with the previous quarter, it is clear that the returns achieved in the first half need to be further improved.

Our revenue growth initiatives are also fully supported by the Group Shared Services (GSS) programme, which is on target to achieve cost savings of at least EUR 600 mln as from 2007. GSS is well on its way to executing its strategy effectively and has already delivered several achievements in the first half of 2005 within its major programmes of IT, Global Real Estate and Offshoring. Its focus now is on capitalising on its early successes and experiences, in order to accelerate the delivery of its objectives. These initial experiences are providing a robust platform from which ABN AMRO will realise opportunities for further efficiencies. GSS is committed to delivering, in a disciplined manner, the required ‘fuel for growth’ necessary for ABN AMRO to build a sustainable competitive advantage in the long term and not just in driving short-term efficiencies.

We expect net profit for the second half of the year (excluding incidental items such as the sale of

Real Seguros in Brazil and the sale of Nachenius Tjeenk & Co) to be lower than the first half, as we expect the underlying revenue growth of our consumer and commercial business units to be more than offset by lower income from Asset and Liability management and as overall provisions will increase. Our market positions remain strong, and with our focus on mid-market segments and our disciplined capital management, we continue to see opportunities to deliver an attractive return on equity.

Yours faithfully,

Rijkman Groenink
Chairman of the Managing Board

ABN AMRO Group

(in millions of euros)	quarterly							six months

	Q2 2005	Q1 2005	% change	% change*	Q2 2004	% change	% change*	2005	2004	% change	% change*

Net interest	2,260	2,240	0.9	(2.3)	2,073	9.0	7.4	4,500	4,292	4.8	5.2
Net commissions	1,126	1,067	5.5	2.5	1,147	(1.8)	(3.0)	2,193	2,244	(2.3)	(2.3)
Net trading	571	386	47.9	45.7	383	49.1	51.3	957	799	19.8	21.1
Results from fin. transactions	478	391	22.3	18.2	362	32.0	39.9	869	617	40.8	39.7
Results from equity holdings	81	80	1.3	(1.6)	61	32.8	29.5	161	70	130.0	127.1
Other operating income	324	281	15.3	11.1	235	37.9	35.3	605	565	7.1	6.5

Total operating income	4,840	4,445	8.9	5.7	4,261	13.6	13.2	9,285	8,587	8.1	8.3
Total operating expenses	3,406	3,096	10.0	6.6	3,062	11.2	9.4	6,502	6,068	7.2	6.8

Operating result	1,434	1,349	6.3	3.6	1,199	19.6	23.0	2,783	2,519	10.5	11.8

Efficiency ratio	70.4%	69.7%			71.9%			70.0%	70.7%
(all figures are excluding consolidation effect of private equity holdings)
(* at constant forex rates)

Financial summary

First half 2005 compared with first half 2004

  Total operating income grew significantly due to an increase in revenues in the Consumer and Commercial Clients (C&CC) SBU. This is in line with developments over the past few years, in which C&CC’s consumer banking activities in particular have continued to grow strongly, especially in the Netherlands, Brazil and Asia. We expect the growth in revenues in C&CC to continue for the remainder of this year. Net trading income increased on the back of improved revenues from structured derivatives in the Wholesale Clients SBU (WCS). Results from financial transactions improved mainly due to the increase in WCS, which was partly caused by a reclassification between the net interest line and the results from financial transactions line. Results from equity holdings grew strongly on the back of the improved performances of our Italian stakes.

  Total operating expenses went up as a result of cost increases, mainly in the second quarter, in C&CC, WCS and Group Functions. The increase in C&CC was mainly caused by the appreciation of the Brazilian real in the BU Brazil as well as costs related to the Collective Labour Agreements (CLA) in the BU Netherlands (BU NL), partly of a one-off nature. Additionally, we continued to invest in our Asian operations in the BU New Growth Markets (BU NGM), in the form of opening branches and marketing campaigns for the further roll-out of credit cards in Hong Kong, Singapore and Pakistan. We expect these investments to continue in the coming years in order to create future growth and they should be viewed against the background of the strong revenue growth we are experiencing in Asia. The increase in expenses at WCS was mainly the result of higher IT expenses on the back of several large development projects and higher bonuses, reflecting the improved net performance. Costs in Group Functions increased due to greater expenditure on compliance, audit, Basel II and Sarbanes Oxley. It should be noted that the investments and savings at Group Shared Services (GSS) are not evenly spread throughout the year, and as such we expect net savings at GSS (of at least EUR 100 mln for the full-year 2005) to be higher in the second half of the year.

  The operating result increased as all BUs in C&CC saw improved results, most notably the BU NL, BU North America (BU NA) and BU Brazil. The increase was very much driven by revenue growth. The operating result of C&CC increased by 27.3%, which more than offset the 15.9% decline in WCS.

  Provisioning was substantially lower as WCS had a net release of provisions in both the first and second quarter of 2005 compared with a net charge in the first half of 2004. Provisions in the BU NA were exceptionally low. The lower provisions in WCS and the BU NA more than compensated for the increases in the BU Brazil and BU NL. For the second half of 2005, we expect overall provisions to increase.

  Net operating profit, which does not include the profit contribution from discontinued operations, benefited from better performances from C&CC, mainly the BU NA and BU NL, as well as WCS.

  Net profit was up 9.8% to EUR 1,882 mln. It should be noted that the net profit declined in the BU Brazil as it was significantly impacted by the increase in the tax rate. This increase was a consequence of the impact of the strengthening of the Brazilian real on the US dollar offshore book. The increase in taxes in Brazil should be seen in combination with a higher value of the capital in euro terms. The increase in the value of the capital in euro terms is not recognised in the P&L of the BU Brazil but in the Group’s shareholders’ equity.

  Return on equity for the first half year was 22.3% despite being negatively impacted by the EUR 2.5 bln increase in equity as a result of the pre-funding of the intended acquisition of Banca Antonveneta.

Second quarter 2005 compared with first quarter 2005

  Total operating income increased due to good results in C&CC and WCS. In C&CC, the trend of strong growth in retail revenues, as described in the year-on-year analysis, continued in the second quarter. The better performances of the BU Brazil and BU NL were the main reason for the increase in revenues. The higher revenues in the BU Brazil were mainly due to the growth of the retail loan portfolio. The BU NL benefited from loan growth as well as higher volumes and margins in savings products. In addition, the BU NL’s revenues benefited from a EUR 68 mln prior years and year-to-date adjustment related to the recognition of interest income. The improved performance of WCS was primarily driven by the strong performance of structured derivatives, one of the key growth areas for WCS, and fixed income origination. In addition, WCS benefited from a turnaround in proprietary trading and a gain on the sale of the London headquarters.

  Total operating expenses went up mainly due to increases in C&CC, WCS and Group Functions. Most of the increase in operating expenses was in the second quarter and was due to the same reasons as explained in the half-year analysis. In C&CC, the increases were mainly due to the BU Brazil – caused by higher administrative costs in relation to the implementation of projects and a strengthening of the Brazilian real – and the BU NL as a result of the first time accrual of individual performance related bonuses under the new CLA as well as continued investments in our Asian businesses in the BU NGM. The cost increase in the BU NA was mainly due to the strengthening of the US dollar. The increase in WCS was mainly the result of higher compensation costs on the back of the improved net performance. The rising costs related to compliance, audit, Basel II and Sarbanes Oxley were the main reason for the increase in Group Functions.

  The operating result improved due to the higher results of WCS and C&CC. WCS’s operating result improved from EUR 47 mln in the first quarter to EUR 164 mln in the second quarter. The operating result of C&CC increased by 8.5%.

  Provisioning was lower due to a net release of EUR 37 mln at Group Functions, mainly due to the release of provisions related to a review of the Incurred But Not Recognised (IBNR) loan loss allowance. The release reflects the improvement in the quality of the loan portfolio and updates will be carried out on a quarterly basis. In addition, the net release of provisions in WCS was EUR 17 mln higher than in the previous quarter.

  Return on equity for the second quarter was 21.1%, which was 3 percentage points lower than the first quarter. It was negatively impacted by the EUR 2.5 bln increase in equity as a result of the pre-funding of the intended Banca Antonveneta acquisition.

  Risk-weighted assets (RWA) increased by EUR 14.3 bln, mainly due to the foreign exchange impact of EUR 10.3 bln. The remainder of the increase resulted from consumer and commercial loan growth in the BU NA, BU Brazil and BU NL.

  Capital ratios. The tier 1 ratio at 30 June 2005 was 123 basis points higher at 9.63%. The core tier 1 ratio increased by 122 basis points to 7.51%. The total BIS ratio stood at 12.45%, an increase of 120 basis points. It should be noted that the impact of the EUR 2.5 bln capital raising, effective as from 5 April 2005, is 97 basis points.

Recent developments

The acquisition of Bank Corluy in Belgium was completed at the end of April 2005. The acquisition of Bank Corluy marks a step forward in ABN AMRO's efforts to strengthen its private banking position in Belgium. In addition to a solid operating platform, Bank Corluy provides complementary local product capabilities and an attractive client franchise.

In June we sold the call options that were in place to hedge the expected 2006 US dollar related net profit. The intrinsic value of EUR 72 mln is stored in the special component of equity (SCE) and will be released in 2006 on a monthly basis. We decided to sell the 2006 hedge because of the impact of new IFRS rules, which have led us to change our hedging policy whereby we will no longer hedge our expected US dollar related net profit.

The sale of Nachenius, Tjeenk & Co. N.V to BNP Paribas was completed on 1 July 2005. The decision to sell Nachenius, Tjeenk & Co. is in accordance with ABN AMRO Private Banking's strategy to focus on core activities.

On 8 July 2005 Tokio Marine & Nichido Fire Insurance Co., Ltd. (“TMNF”), an integral subsidiary of Millea Holdings, Inc. and ABN AMRO announced that TMNF will purchase from ABN AMRO 100% of Real Seguros S.A., and establish a 50/50 joint venture in Real Vida e Previdência S.A. As part of the agreement, ABN AMRO will distribute on an exclusive basis through its retail network in Brazil, insurance and pension products, thereby combining Banco Real’s distribution capabilities with the insurance expertise of TMNF. The transaction, which is still subject to customary regulatory approvals in Brazil, Japan and the Netherlands, amounts to BRL 960 million (EUR 335 million) and will result in a net gain of approximately BRL 549 mln (EUR 191 mln). This gain will be booked once we have received the regulatory approvals, which are expected towards the end of the fourth quarter. The agreement was previously announced on 28 April 2005 and is in accordance with ABN AMRO’s worldwide strategy to provide our customers with a full-fledged, state-of-the-art product offering.

We announced on 25 July 2005 that we had obtained acceptances totalling 6,283,038 of shares in Banca Antonveneta following the expiration on 22 July 2005 of our cash tender offer. The percentage of shares tendered in the offer amounts to 2.88% of Banca Antonveneta's total outstanding share capital. As stated in the press release of 30 March 2005, the offer was conditional on ABN AMRO obtaining at least 50% + 1 share of Banca Antonveneta's share capital. The percentage of shares tendered together with ABN AMRO's current stake confirmed that this condition has not been met. ABN AMRO currently holds a 29.91% stake in Banca Antonveneta, as the 2.88% was not accepted, and reiterates that it has no intention of remaining a minority shareholder in Banca Antonveneta. ABN AMRO also reiterates that it remains committed to its statement of 30 March 2005 that, in the event the acquisition is not successful, the proceeds of the equity funding will be returned to our shareholders in a cost effective manner.

As mentioned earlier, the bank continues to be engaged in the previously described bank secrecy act compliance issues and related written agreement. Investigations have had and will continue to have an impact on the bank's operations in the US, including procedural limitations on expansion and the powers otherwise exercisable as a financial holding company.

THE CONSUMER & COMMERCIAL CLIENTS SBU

(in millions of euros)	quarterly							six months

	Q2 2005	Q1 2005	% change	% change*	Q2 2004	% change	% change*	2005	2004	% change	% change*

Net interest	2,008	1,814	10.7	5.7	1,756	14.4	9.9	3,822	3,412	12.0	10.1
Net commissions	428	436	(1.8)	(6.2)	421	1.7	(0.8)	864	847	2.0	1.6
Net trading	37	40	(7.5)	(12.3)	46	(19.6)	(19.6)	77	75	2.7	4.1
Results from fin. transactions	48	7			(76)			55	(137)
Results equity holdings	40	22	81.8	70.9	23	73.9	65.2	62	41	51.2	47.6
Other operating income	260	248	4.8	0.7	203	28.1	24.9	508	485	4.7	4.1

Total operating income	2,821	2,567	9.9	5.0	2,373	18.9	14.9	5,388	4,723	14.1	12.6
Total operating expenses	1,823	1,647	10.7	5.9	1,613	13.0	9.3	3,470	3,216	7.9	6.5

Operating result	998	920	8.5	3.4	760	31.3	26.6	1,918	1,507	27.3	25.6
Provisioning	175	143	22.4	14.3	101	73.3	56.9	318	270	17.8	10.7

Operating profit before taxes	823	777	5.9	1.4	659	24.9	21.9	1,600	1,237	29.3	28.8
Taxes	281	243	15.6	(5.8)	178	57.9	29.0	524	341	53.7	40.2

Net operating profit	542	534	1.5	4.6	481	12.7	19.3	1,076	896	20.1	24.5
Discontinued operations (net)	0	0			7			0	15
Minority interests	3	3			5	(40.0)	(50.0)	6	7	(14.3)	(21.4)

Net profit	539	531	1.5	4.7	483	11.6	18.3	1,070	904	18.4	22.8

Efficiency ratio	64.6%	64.2%			68.0%			64.4%	68.1%

(* at constant forex rates)

	30 Jun 05	31 Mar 05	% change					30 Jun 05	31 Dec 04	% change

Staff (fte)	70,690	69,889	1.1					70,690	70,193	0.7
(in billions of euros)
Total assets	244.7	228.5	7.1					244.7	217.8	12.4
Risk-weighted assets	167.3	154.0	8.6					167.3	145.8	14.7

The half-year on half-year comparison of the C&CC performance shows a significant improvement. All BUs contributed to this development, which was attributable to improved customer satisfaction, higher cross-selling and market share gains. These trends were very visible in our two mature markets, the BU NL (growth in consumer loans and savings) and in the BU NA (commercial loan growth, cross-selling). In our emerging markets, the positive impacts of economic growth and of customer acquisition were further enhanced by our focus on mid-market customers. This focus led to strong growth in high-margin products in the BU Brazil (personal loans) and in the BU NGM (credit cards and Van Gogh Preferred Banking products).

First half 2005 compared with first half 2004

  Total operating income increased by 14.1%. The two main contributors to this development were the BU Brazil and the BU NL. The increase of EUR 229 mln in the BU Brazil’s operating income was driven by the organic growth of the retail activities, mainly in personal and SME loans. Improved product offering and marketing actions resulted in increased sales of higher margin products. The improvement in the BU NL’s revenues by EUR 216 mln came partly from an incidental and partly from higher interest income from mortgages (mainly prepayment penalties), consumer and commercial loans (volume growth) and savings (higher margins) as well as a pickup in commissions. The BU NA’s contribution increased by EUR 98 mln, primarily due to lower hedging costs and to the increase in commercial banking revenues. The latter was driven by loan growth, higher cross-selling and higher deposit spreads. The EUR 25 mln increase in the operating income of the BU NGM does not fully reflect the strong underlying growth, in particular in credit cards and Van Gogh Preferred Banking products in Asia, due to the transfer of Stater to the BU NL. The good performance of the home markets was further underpinned by the growth of the operating income of Bouwfonds by EUR 97 mln. This development was driven by the growth of the portfolio (residential mortgages, property finance), higher prepayment penalties and property development income.

  Total operating expenses were up by 7.9%. The main contributor to this development was the BU Brazil with an increase of EUR 120 mln, as the synergies from the integration of Banco Sudameris were more than offset by the negative impact of inflation. Expenses increased in the BU NL by EUR 89 mln, mainly due to the transfer of Stater and due to changes in the CLA (partly of a one-off nature), such as the introduction of flexible reward systems. These changes, which further improve the link between compensation and performance, are expected to result in structurally lower staff costs from 2006 onwards.

  The operating result increased by 27.3% and the efficiency ratio improved by 3.7 percentage points to 64.4%.

  Provisioning increased slightly from 38 basis points to 41 basis points of average RWA. Credit quality was very good across the board. Provisioning reached unusually low levels in the BU NA (commercial banking portfolio). This positive development was offset by higher provisioning in the BU NL, BU Brazil, BU NGM and in Bouwfonds. Provisions are expected to increase in the second half of the year, in particular in the BU NA and in BU Brazil.

  Taxes increased by 53.7% driven by a higher operating profit before taxes and a pickup in the effective tax rate from 27.6% to 32.8%. The effective tax rate was higher due to the impact of the strengthening of the Brazilian real against the US dollar on the offshore book in Brazil.

  Net profit increased by 18.4% to EUR 1,070 mln.

Second quarter 2005 compared with first quarter 2005

  Total operating income increased by 9.9%, primarily due to the EUR 123 mln growth in revenues of the BU Brazil and the increase of EUR 100 mln in the BU NL. In the BU Brazil, growth was driven by the ongoing organic expansion of retail banking, mainly in personal loans. The increase in the BU NL was due in part to incidental interest revenue and in part to volume growth (consumer loans and savings) as well as mortgage prepayment penalties.

  Total operating expenses were up by 10.7%. The main contributor was the EUR 80 mln in the BU Brazil caused by project related expenses. In addition, operating expenses increased by EUR 44 mln in the BU NL. This development was entirely attributable to the accrual in the second quarter of bonuses related to the new CLA for the first two quarters of 2005.

  The operating result increased by 8.5% and the efficiency ratio was stable at 64.6%.

  Provisioning increased from 38 to 44 basis points of average RWA entirely due to the BU Brazil where higher delinquency rates in the retail and consumer finance portfolios resulted in higher provisioning.

  Taxes increased by 15.6% driven by a higher operating profit before taxes and an increase in the effective tax rate in the BU Brazil. The effective tax rate was driven up by the tax effect of the US dollar offshore book in Brazil.

Business Unit Netherlands

(in millions of euros)	quarterly					six months

	Q2 2005	Q1 2005	% change	Q2 2004	% change	2005	2004	% change

Net interest	760	644	18.0	625	21.6	1,404	1,237	13.5
Net commissions	157	174	(9.8)	142	10.6	331	305	8.5
Net trading	13	12	8.3	9	44.4	25	18	38.9
Other operating income	39	39		37	5.4	78	62	25.8

Total operating income	969	869	11.5	813	19.2	1,838	1,622	13.3
Total operating expenses	696	652	6.7	626	11.2	1,348	1,259	7.1

Operating result	273	217	25.8	187	46.0	490	363	35.0
Provisioning	64	64		33	93.9	128	94	36.2

Operating profit before taxes	209	153	36.6	154	35.7	362	269	34.6
Taxes	64	46	39.1	50	28.0	110	87	26.4

Net operating profit	145	107	35.5	104	39.4	252	182	38.5
Minority interests	0	(1)		0		(1)	0

Net profit	145	108	34.3	104	39.4	253	182	39.0

Efficiency ratio	71.8%	75.0%		77.0%		73.3%	77.6%

	30 Jun 05	31 Mar 05	% change			30 Jun 05	31 Dec 04	% change

Staff (fte)	20,078	20,009	0.3			20,078	19,846	1.2
(in billions of euros)
Total assets	90.1	88.2	2.2			90.1	86.6	4.0
Risk-weighted assets	59.9	57.6	4.0			59.9	55.5	7.9

First half 2005 compared with first half 2004

The transfer of 60% of the mortgage administration entity Stater from the BU NGM to the BU NL was effective from 1 January 2005. In the first half of 2004, Stater’s contribution to the BU NGM was EUR 35 mln in revenues while operating expenses amounted to EUR 36 mln.

Second quarter net interest included an adjustment for prior years and for the year-to-date related to the recognition of net interest income that was formerly not recognised and going forward will be booked directly in net interest income. The prior year incidental amounted to EUR 45 mln and the year-to-date adjustment amounted to EUR 23 mln.

  Total operating income grew by 13.3% to EUR 1,838 mln despite the weakening economy in the Netherlands. The BU NL continues to benefit from implementing the strategy designed to become the primary bank for all its customers. The enhanced service and product offerings have led to a strong improvement in client satisfaction levels, especially for the mid-market clients such as preferred banking and commercial clients. As a result, the BU NL was able to sell more products to its clients and gained market share in loans, savings, and life insurance products. Net interest income increased by 13.5% to EUR 1,404 mln partly driven by the above-mentioned recognition of interest income from previous years. The remaining strong growth in net interest income partly resulted from higher prepayment penalties on mortgages. This is a reflection of the high levels of mortgage re-financing in the Netherlands. Prepayment penalties are unlikely to remain at this high level as long-term rates have now stabilised. In this interest rate environment, the BU NL’s market share of new mortgage production increased, while the total size of the portfolio of mortgages remained stable. All other asset classes reported strong volume growth, which is a reflection of a sharp increase in client appetite for these products and our growing market share. The increase in these non-mortgage loan volumes compensated for lower margins. Margins on consumer loans have been under pressure due to temporary lower rates related to a promotional campaign and to high-yielding maturing assets, which were repriced at lower rates. The growth in net interest income was also driven by the success of the treasury desk for small and medium- sized enterprises (SMEs). The treasury desk sells derivative products that enable SMEs to reduce financing costs using shorter term financing. This illustrates the success of the combination of WCS product knowledge and the BU NL’s distribution power. In terms of liabilities, consumer savings grew strongly, which reflects the success of the primary bank strategy. Margins on consumer savings products improved substantially, reflecting a further improvement in the BU NL’s pricing power. Commission income rose by 8.5% to EUR 331 mln, reflecting a rise in payment fees, insurance income and commissions on securities.

  Total operating expenses increased by 7.1% to EUR 1,348 mln mainly due to the transfer of Stater and the accrual of bonuses related to the introduction of the flexible reward system in the new CLA. In addition, staff costs for 2005 were inflated by costs related to the termination of the profit sharing arrangements. Under the new CLA, it was agreed that the profit sharing arrangements would be terminated and that staff would be compensated in 2005 and 2006. The costs related to the buy-off will not reoccur in or after 2006, and therefore the new CLA will result in structurally lower staff costs.

  Excluding these items, total operating expenses increased slightly. The BU NL remains committed to cost control for the remainder of the year.

  The operating result increased by 35.0% to EUR 490 mln. The efficiency ratio improved by 4.3 percentage points to 73.3%.

  Provisioning for loan losses increased by EUR 34 mln to EUR 128 mln mainly due to the strong increase in RWAs. Provisioning for the mortgage portfolio was stable.

  Net profit increased 39.0% to EUR 253 mln.

The number of staff went down by 318 full-time equivalents (FTEs) mainly as a result of staff reduction in the outplacement centre (Kompas) and the transfer of human resource services and other staff functions to Group Functions. As indicated in the first quarter press release, the BU NL hired new financial advisory staff for its financial centres and branches. With the transfer of Stater, 518 FTEs are included as part of the BU NL.

Second quarter 2005 compared with first quarter 2005

  Total operating income increased by 11.5% to EUR 969 mln partly as a result of the recognition of net interest income from previous years. Net interest income increased EUR 116 mln to EUR 760 mln. Total loan volumes were up by almost 2%, which was a combination of the strong growth in consumer and commercial loans and the stable mortgage book. The BU NL recently announced that it will start selling mortgages through large intermediaries, which is expected to increase its market share of new mortgage business in the second half of this year. Margin developments were mixed with higher margins on unsecured consumer loans and stable to lower margins for other types of loans. Consumer savings volumes and current accounts increased while volumes in commercial savings slid. Margins on consumer savings products rose substantially. The earlier-mentioned success of the treasury desk for SMEs was another driver for net interest income growth. Net commissions were down by EUR 17 mln to EUR 157 mln driven by lower commissions on securities. This is in line with the sluggish development of transaction volumes on the Dutch stock exchange. Insurance commissions decreased compared with the seasonally high income in the first quarter.

  Total operating expenses went up by 6.7% to EUR 696 mln. The rise in expenses was mainly related to accruals for the first and second quarter in relation to the new CLA’s performance related bonus scheme. A similar amount will be accrued in the second half of the year. Excluding this item, costs increased slightly on the back of higher administrative expenses.

  The operating result increased by 25.8% to EUR 273 mln. The efficiency ratio improved by
  3.2 percentage points to 71.8%. This is a reflection of the improving underlying trends as well as the net effect of the exceptional items as mentioned above.

  Provisioning was flat at EUR 64 mln or 44 basis points of average RWA. RWA increased by EUR 2.3 bln to EUR 59.9 bln. In light of the continued slowdown of the Dutch economy expected for the second half, a fall in provisioning level seems unlikely.

  The effective tax rate for the BU NL was relatively stable at 30.6%.

  Net profit increased by 34.3% to EUR 145 mln.

Strategic initiatives

The BU NL’s strategy is to become the primary bank for all its customers by delivering services that make a real difference, are always personal and are available through every channel. The BU NL’s key competitive advantage lies with affluent individuals and medium-sized enterprises.

The BU NL developed a strong multi-channel approach, which has led to a rapid development in client use of the internet and other direct channels. The call centre handles 37 million calls on a yearly basis. Sales through direct channels tripled from 2003 to 2004 and this strong growth is likely to continue in 2005. In the second quarter, the number of internet clients increased by 7% and the percentage of payments conducted via the internet continued its steady increase. The use of more efficient channels reduces the time that staff in the branches spend on the sale of standardised products.

Bank branches are focusing increasingly on selling advice-driven products. In June, the BU NL opened its first financial centre. This step reflects the rapid change in the role of the bank branches from transaction centres to advanced advisory outlets. Over the next three years, a total of 100 branches will be transformed into financial centres. These outlets will be open at weekends and on certain evenings during the week. The extended opening hours are aimed at gearing opening times more closely to clients’ needs and to give access to advisors at convenient times.

The BU NL has decided to improve its organisational model: the activities of the three existing value centres will be integrated into a Value Centre Consumer Clients and Value Centre Commercial Clients. This adjustment will enable us to sharpen our market focus and increase the number of client-facing staff to further improve the advisory capabilities in the branches. There will be no disruption for our clients: the service concept, contact points and branch locations will remain unchanged. There will be no job losses and hence no restructuring charge.

In April, A-trader, a new service for the active investor was introduced. Although it is still in the development stage, some 1,600 clients are already using this product. A-Trader offers a modern and extensive solution for online trade. A-Trader is being developed in close cooperation with clients, which certifies that the product is tailor-made to the needs of this client group. New functionalities will be added in the coming months.

The transfer of the mortgage activities of Bouwfonds to the BU NL will be effective from 1 January 2006. Combining all Dutch mortgage activities under the BU NL will improve the efficiency and product innovation capacity of the mortgage operations.

Business Unit North America

(in millions of euros)	quarterly							six months

	Q2 2005	Q1 2005	% change	% change*	Q2 2004	% change	% change*	2005	2004	% change	% change*

Net interest	523	570	(8.2)	(13.0)	613	(14.7)	(12.6)	1,093	1,129	(3.2)	0.7
Net commissions	156	145	7.6	2.3	157	(0.6)	2.0	301	307	(2.0)	2.1
Net trading	21	20	5.0	(0.5)	22	(4.5)	(2.3)	41	51	(19.6)	(16.5)
Results from fin. transactions	49	(1)			(79)			48	(142)
Other operating income	90	94	(4.3)	(9.0)	66	36.4	39.7	184	224	(17.9)	(14.5)

Total operating income	839	828	1.3	(3.7)	779	7.7	10.5	1,667	1,569	6.2	10.6
Total operating expenses	532	503	5.8	0.5	537	(0.9)	1.6	1,035	1,049	(1.3)	2.6

Operating result	307	325	(5.5)	(10.2)	242	26.9	30.2	632	520	21.5	26.6
Provisioning	2	5	(60.0)	(64.0)	5	(60.0)	(62.0)	7	52	(86.5)	(86.0)

Operating profit before taxes	305	320	(4.7)	(9.3)	237	28.7	32.2	625	468	33.5	39.1
Taxes	81	102	(20.6)	(23.9)	75	8.0	11.7	183	147	24.5	30.3

Net operating profit	224	218	2.8	(2.5)	162	38.3	41.7	442	321	37.7	43.1
Minority interests	0	1			1			1	1

Net profit	224	217	3.2	(2.0)	161	39.1	42.5	441	320	37.8	43.2

Efficiency ratio	63.4%	60.7%			68.9%			62.1%	66.9%

(* at constant forex rates)

	30 Jun 05	31 Mar 05	% change					30 Jun 05	31 Dec 04	% change

Staff (fte)	16,859	16,863	(0.0)					16,859	17,159	(1.7)
(in billions of euros)
Total assets	88.4	80.0	10.5					88.4	73.6	20.1
Risk-weighted assets	64.8	57.8	12.1					64.8	53.8	20.4

Please note that all figures below are at constant exchange rates (percentages as in the table above) in order to facilitate comparisons.

First half 2005 compared with first half 2004

  Total operating income increased by 10.6% underpinned by lower hedging costs and the solid performance of the commercial banking operations. This improvement was achieved despite a 39.6% decrease in the mortgage banking revenues and the negative impact on interest rate revenues of a flatter yield curve. Interest rate volatility was particularly strong in the first half of 2004 driving up hedging costs related to the Mortgage Servicing Rights (MSR) and Available For Sale (AFS) portfolios. The lower interest rate volatility experienced in the first half of 2005 led to a significant reduction in those costs, positively impacting operating income on a year-on-year comparison. In addition, the expansion of the commercial banking business was encouraging considering the relatively moderate economic growth of the Midwest region.

  In US dollar terms, the operating income of the commercial banking business increased by 7.8%   primarily driven by the growth in revenues associated with the commercial client base. Net interest increased due to the ongoing widening of deposit spreads and the solid growth of the loan portfolio (7.1%). The resulting positive impact on net interest was partly offset by decreasing spreads on loans, which reflects the improved credit quality of borrowers. There was an encouraging increase in commissions related to derivatives, syndication and debt capital market transactions as a result of the ongoing focus on cross-selling.

  The income of the retail banking activities increased by 4.4% in US dollar terms, primarily due to higher   net interest. This development was driven by the ongoing growth of the home equity portfolio (+20.3%). Commissions were also up driven by overdraft, debit, and wealth management fees. The increase in wealth management income was the result of new investment management mandates. Despite heightened competitive pressure, the retail operations were able to post net growth in personal and business checking accounts.

  The US dollar income of the mortgage banking business decreased by 39.6% and represented 6.7% of   the total operating income of the BU NA compared with 12.2% in the first half of 2004. This development was largely attributable to the decline in mortgage origination income from USD 164 mln to USD 37 mln. Origination income fell due to the ongoing contraction in refinancing activity. In addition, market demand shifted towards new non-conforming products – such as Adjustable Rate Mortgages and Interest Only Mortgages – for which our offering was limited until the second quarter of 2005. Consequently, origination volumes declined by 27.1% to USD 22.5 bln. Furthermore, origination margins on conforming products were significantly compressed as a result of the increase in competitive pressure. Servicing fees were flat at USD 303 mln in line with the stable servicing portfolio (USD 202 bln at 30 June 2005). Servicing margins remained stable at 30 basis points.

  Total operating expenses were kept under control (+2.6%) as a result of the ongoing focus on efficiency across the business and with a particular emphasis on the mortgage and retail lines of business.

  The operating result increased by 26.6% and the efficiency ratio improved by 4.8 percentage points to 62.1%.

  Provisioning fell from 18 to 2 basis points of average RWA due to an unusually low level of gross provisions and ongoing recoveries in the commercial banking portfolio. Provisioning is expected to increase in the second half of this year.

  Net profit increased by 43.2%.

  RWA increased by 20.4% between 31 December 2004 and 30 June 2005 as reported in euro terms. The increase is largely attributable to currency variations. At constant exchange rates, RWA increased by 6.7% due to the growth of the commercial loan portfolio.

Second quarter 2005 compared with first quarter 2005

  Total operating income decreased by 3.7%. The organic growth posted by all business lines was more than offset by the negative impact of the flattening of the yield curve on net interest revenues and by lower gains on sales in the investment portfolio. In addition, higher interest rate volatility led to higher hedge ineffectiveness.

  In US dollar terms, revenues of the commercial banking business increased by 5.7% driven by a pickup in commissions and by higher deposit spreads. Commissions rose due to an increase in the volume of loan sales and securitisations. Deposit spreads were driven higher by the increase in short-term interest rates. The revenues associated with the commercial client base were stable. The increase in deposit spreads offset the negative impact of declining loan spreads. Loan spreads were driven lower by the decrease in commitment fees due to a slowdown in the origination of new credit lines. In addition, margins declined as a result of the improved credit quality of borrowers and of increased competitive pressure. Deposit and loan volumes were stable quarter-on-quarter.

  Revenues of the retail banking activities were up by 2.4% driven by higher commissions. Commissions increased due to higher overdraft and debit fees. Overall net interest income was stable and the home equity portfolio was flat. Significant refinancing activity of existing home equity lines was recorded as margins continued to decrease due to competition. The resulting decrease in net interest revenue of the home equity portfolio was compensated for by a widening of deposit spreads in line with the increase in short-term interest rates.

  The operating income of the mortgage business increased by USD 20 mln to USD 81 mln as a result of a pickup in origination activity. Origination volumes increased from USD 9.4 bln to USD 13.1 bln in excess of market volume growth. Origination margins also improved slightly. The strong rise in the proportion of non conforming products (36.5% of BU NA’s total origination volumes compared with 18.4% in the first quarter) was particularly encouraging and reflects the steps taken to reposition the mortgage business for growth. Subject to stable market conditions, the increase in market share in the second quarter is expected to be sustainable.

  Total operating expenses were flat as a result of ongoing cost control efforts.

  The operating result decreased by 10.2% and the efficiency ratio increased by 2.7 percentage points to 63.4%.

  Provisioning decreased from 4 basis points of average RWA to 1 basis point primarily due to the relatively low gross provisioning and to large recoveries. Net provisioning is expected to be higher in the second half of the year.

(in millions of euros)	quarterly							six months

	Q2 2005	Q1 2005	% change	% change*	Q2 2004	% change	% change*	2005	2004	% change	% change*

Net interest	500	420	19.0	5.1	357	40.1	14.8	920	735	25.2	10.0
Net commissions	82	59	39.0	21.7	75	9.3	(11.1)	141	144	(2.1)	(15.1)
Net trading / results fin. trans.	3	4	(25.0)	(45.0)	10	(70.0)	(79.0)	7	(2)
Other operating income	63	42	50.0	32.6	36	75.0	44.2	105	67	56.7	36.9

Total operating income	648	525	23.4	8.8	478	35.6	11.0	1,173	944	24.3	9.0
Total operating expenses	411	331	24.2	9.7	300	37.0	12.6	742	622	19.3	4.8

Operating result	237	194	22.2	7.3	178	33.1	8.3	431	322	33.9	16.9
Provisioning	87	63	38.1	21.4	56	55.4	26.4	150	113	32.7	15.3

Operating profit before taxes	150	131	14.5	0.5	122	23.0	(0.1)	281	209	34.4	17.8
Taxes	92	43	114.0	2.1	24			135	39

Net operating profit	58	88	(34.1)	(0.2)	98	(40.8)	(14.4)	146	170	(14.1)	(2.3)
Minority interests	2	2			3	(33.3)	(50.0)	4	5	(20.0)	(32.0)

Net profit	56	86	(34.9)	0.1	95	(41.1)	(13.3)	142	165	(13.9)	(1.4)

Efficiency ratio	63.4%	63.0%			62.8%			63.3%	65.9%

(* at constant forex rates)

	30 Jun 05	31 Mar 05	% change					30 Jun 05	31 Dec 04	% change

Staff (fte)	26,658	26,848	(0.7)					26,658	26,800	(0.5)
(in billions of euros)
Total assets	18.6	15.0	24.0					18.6	14.0	32.9
Risk-weighted assets	12.6	9.9	27.3					12.6	9.3	35.5

Please note that all figures below are at constant exchange rates (percentages as in the table above) in order to facilitate comparisons.

First half 2005 compared with first half 2004

  Total operating income of the BU Brazil increased by 9.0% driven by the continued strong expansion of the retail banking activities, partly offset by negative fair value adjustments on the investment portfolio due to the increase in the SELIC rate.

  The retail banking activities remained the main growth engine of the BU Brazil with a 20.6% increase in operating income. This development was driven by the 30.8% growth of the loan portfolio despite higher interest rates. Credit demand from individuals continued to climb and increased by 38.3%. An improved product offering and marketing actions resulted in increased sales of higher margin products such as overdraft and personal loans. As a consequence, average spreads on the consumer portfolio held up well, further underpinning revenue growth. SME loan growth, which is part of retail banking, was solid at 22.8%, especially within the context of decelerating business spending. Spread compression was more significant for SME loans than for consumer products due to high market liquidity.

  The income of the consumer finance activities was stable as volume growth and the resulting increase in net interest income and commissions was offset by the decline in average spreads. Average spreads have been coming down due to the replacement of maturing assets and by the growth of the portfolio at lower margins. It is worth noting that production spreads have remained fairly stable over the first half of 2005. The portfolio passed the BRL 8 bln mark underpinned by a 43.9% increase in production driven by strong demand in vehicle financing.

  Total operating expenses increased by 4.8%, which is less than inflation. This good result was achieved against the backdrop of good cost control and due to the synergies related to the integration of Banco Sudameris.

  The operating result increased by 16.9% and the efficiency ratio improved by 2.6 percentage points to 63.3%.

  Provisioning increased from 268 to 279 basis points of average RWA. This development is in line with an increase in delinquency rates in the consumer portfolio in Q2 and the significant growth of that portfolio year-on-year.

  The operating profit before taxes increased by 17.8%. Operating profit before taxes is a good point of reference to measure the profitability of the BU Brazil given the volatility experienced in the tax line.

  On a nominal basis taxes jumped to EUR 135 mln, a EUR 96 mln increase. Of that increase, EUR 57 mln was related to the tax effect of the US dollar offshore book. In general, this tax effect is caused by the tax treatment of currency gains and losses on the US dollar offshore book, on consolidation in the Brazil income statement. In the first half of 2004, the depreciation of the Brazilian real against the US dollar led to a tax credit of EUR 20 mln. This compares with a tax charge of

EUR 37 mln in the first half of 2005 due to the appreciation of the Brazilian real against the US dollar. This increase should be seen in combination with a higher value of the capital in euro terms. The increase in the value of the capital in euro terms is not recognised in the P&L of Brazil but in shareholders’ equity of the Group.

  Net profit decreased by 1.4% due to the negative impact of the US dollar offshore book on taxes.

Second quarter 2005 compared with first quarter 2005

  Total operating income of BU Brazil grew by 8.8% driven by the good performance of the retail banking operations and relative to a seasonally low first quarter.

  Income of the retail banking line of business increased by 10.1% driven by the 7.6% growth of the loan portfolio. Consumer products, which have a higher margin (e.g. personal loans, overdrafts), grew by 10.7%. Loan growth in the SME portfolio, which is part of retail banking, reached a satisfactory level of 3.9%. The retail banking operations are actively stimulating loan demand by reviewing credit limits and by rolling out promotional campaigns targeted at higher income customers.

  The operating income of the consumer finance operations was up by 2.9% driven by higher net interest income. Net interest income rose as volume growth of the portfolio outpaced the negative impact of lower margins. Production of new loans was up 1.9%. Vehicle financing remains by far the major component of the portfolio. It is worth noting however, that demand was more diversified in the second quarter and that most of the volume growth was driven by the financing of other categories of consumer goods.

  Total operating expenses increased by 9.7% in comparison with an actual inflation rate of approximately 6%. The increase was caused by higher administrative costs in relation to the implementation of projects. The synergies realised with the integration of Banco Sudameris were also partly invested into the growth of the business.

  The operating result increased by 7.3% and the efficiency ratio increased by 0.4 percentage point to 63.4%.

  Provisioning went up to 309 basis points of average RWA compared with 262 basis points in the first quarter. This development was due to a slight increase in delinquency rates in the retail and the consumer finance portfolio. This increase was in line with our expectations given the strong growth of those portfolios, which generally have higher delinquency rates than other asset classes. Provisioning is expected to further increase relative to RWA in the second half of the year.

  Net profit was stable due to a higher tax charge. As described in the year-on-year comparison, the appreciation of the Brazilian real against the US dollar led to higher tax charges through the consolidation of the US dollar offshore book in Brazil’s income statement (EUR 38 mln tax charge compared with a EUR 1 mln tax credit in the first quarter).

Business Unit New Growth Markets

(in millions of euros)	quarterly							six months

	Q2 2005	Q1 2005	% change	% change*	Q2 2004	% change	% change*	2005	2004	% change	% change*

Net interest	100	65	53.8	46.3	59	69.5	67.8	165	116	42.2	43.4
Net commissions	33	54	(38.9)	(40.7)	43	(23.3)	(21.2)	87	83	4.8	8.2
Net trading / results fin. trans.	6	5	20.0	16.0	5	20.0	20.0	11	10	10.0	11.0
Results equity holdings	17	13	30.8	24.6	12	41.7	45.0	30	22	36.4	41.4
Other operating income	1	1			19	(94.7)	(94.7)	2	39	(94.9)	(94.9)

Total operating income	157	138	13.8	8.8	138	13.8	14.0	295	270	9.3	11.3
Total operating expenses	88	77	14.3	9.6	84	4.8	5.0	165	161	2.5	4.0

Operating result	69	61	13.1	7.7	54	27.8	28.0	130	109	19.3	21.9
Provisioning	18	9	100.0	90.0	7	157.1	154.3	27	13	107.7	109.2

Operating profit before taxes	51	52	(1.9)	(6.5)	47	8.5	9.1	103	96	7.3	10.1
Taxes	11	12	(8.3)	(13.3)	9	22.2	21.1	23	18	27.8	30.0

Net operating profit	40	40	0.0	(4.5)	38	5.3	6.3	80	78	2.6	5.5
Discontinued operations (net)	0	0			7			0	15

Net profit	40	40	0.0	(4.5)	45	(11.1)	(10.2)	80	93	(14.0)	(11.5)

Efficiency ratio	56.1%	55.8%			60.9%			55.9%	59.6%

(* at constant forex rates)

	30 Jun 05	31 Mar 05	% change					30 Jun 05	31 Dec 04	% change

Staff (fte)	5,020	4,371	14.8					5,020	4,616	8.8
(in billions of euros)
Total assets	6.8	6.0	13.3					6.8	5.3	28.3
Risk-weighted assets	5.6	4.9	14.3					5.6	4.4	27.3

In line with the previously announced creation of one common mortgage unit under the BU NL, 60% of the mortgage administration unit Stater, which was previously reported under the BU NGM, has been transferred to the BU NL. The transfer was effective from 1 January 2005. In the first half of 2004, the impact on revenues amounted to EUR 35 mln and on operating expenses to EUR 36 mln.

First half 2005 compared with first half 2004

  Total operating income increased by 9.3% to EUR 295 mln, despite the negative impact on reported figures of both the transfer of Stater and exchange rate developments. The underlying businesses continued their strong performance. Income from the activities in Asia, which accounted for 76% of total operating income in the first half of 2005, increased by 30.5%. India in particular continued its very strong performance as operating income was up by 37.6%. The strong growth rates in Asia are due to the success of the credit card and the Van Gogh Preferred Banking activities. The number of credit cards in Asia increased by 38.1% to 1,901,000.

  Total net interest increased by 42.2% to EUR 165 mln due to the rise in RWA and a reclassification from commission income to net interest income. The reclassification is related to certain credit card lending fees. According to IFRS, these kinds of fees should be classified as interest rather than commission income. RWA, adjusted for the Bank of Asia (BoA) sale, increased by 24.4% to EUR 5.6 bln.

  Total operating expenses increased by 2.5% to EUR 165 mln. The underlying businesses, i.e. excluding Stater, showed a significant increase in expenses due to investments in the various businesses in Asia to fund future growth, e.g. the opening of new branches and the launch of credit cards in Hong Kong, Singapore and Pakistan, supported by intensive marketing campaigns. Staff costs increased due to the 22.0% increase in FTEs, from 4,115 at the end of June 2004 (adjusted for BoA and Stater) to 5,020 at the end of June 2005, mainly due to the opening of new branches, and increased marketing and customer support personnel supporting the income growth.

  The operating result improved by 19.3% to EUR 130 mln.

  Provisioning increased from EUR 13 mln to EUR 27 mln, reflecting the increased size of the loan portfolio and higher credit card volumes.

  Net operating profit increased by 2.6% to EUR 80 mln. At constant exchange rates, net operating profit increased by 5.5%. We expect stronger growth, especially in Asia, will be realised in the second half of the year.

  Income from discontinued operations in the first half of 2004 relates to the contribution of Bank of Asia.

Second quarter 2005 compared with first quarter 2005

  Total operating income increased by 13.8% to EUR 157 mln due to increased activities – both credit related (as reflected in the 14.3% RWA increase) and liability related (increase in client balances). The strong increase in net interest income and decline in commission income is due to the reclassification as mentioned in the year-on-year comparison. The contribution from our participation in Saudi Hollandi Bank increased by 22.1% reflecting the growth and success of this unit.

  Total operating expenses increased by 14.3% to EUR 88 mln, largely due to start-up costs related to the opening of new branches and marketing costs related to the launch of credit cards in Hong Kong, Singapore and Pakistan.

  The operating result increased by 13.1%.

  Provisioning increased from EUR 9 mln to EUR 18 mln, reflecting the increased loan portfolio and higher credit card volumes.

  Net profit remained stable at EUR 40 mln.

Bouwfonds

(in millions of euros)	quarterly					six months

	Q2 2005	Q1 2005	% change	Q2 2004	% change	2005	2004	% change

Net interest	125	115	8.7	102	22.5	240	195	23.1
Net commissions	0	4		4		4	8	(50.0)
Results from fin. transactions	(7)	7		3		0	3
Other operating income	90	81	11.1	56	60.7	171	112	52.7

Total operating income	208	207	0.5	165	26.1	415	318	30.5
Total operating expenses	96	84	14.3	66	45.5	180	125	44.0

Operating result	112	123	(8.9)	99	13.1	235	193	21.8
Provisioning	4	2	100.0	0		6	(2)

Operating profit before taxes	108	121	(10.7)	99	9.1	229	195	17.4
Taxes	33	40	(17.5)	20	65.0	73	50	46.0

Net operating profit	75	81	(7.4)	79	(5.1)	156	145	7.6
Minority interests	1	1		1		2	1

Net profit	74	80	(7.5)	78	(5.1)	154	144	6.9

Efficiency ratio	46.2%	40.6%		40.0%		43.4%	39.3%

	30 Jun 05	31 Mar 05	% change			30 Jun 05	31 Dec 04	% change

Staff (fte)	2,075	1,798	15.4			2,075	1,772	17.1
(in billions of euros)
Total assets	40.8	39.3	3.8			40.8	38.3	6.5
Risk-weighted assets	24.4	23.8	2.5			24.4	22.8	7.0

First half 2005 compared with first half 2004

  Total operating income improved by 30.5% to EUR 415 mln as Bouwfonds continued its strong performance driven by good results of its property development and finance activities and the high level of mortgage refinancing in the Netherlands. Net interest income increased 23.1% to EUR 240 mln, driven by further growth of residential mortgages and property finance and an increase in mortgage pre- payment penalties. Other revenue rose 52.7% to EUR 171 mln, reflecting higher income in property development, partly due to the acquisition of MAB. In the Netherlands, the market for residential property has been favourable. As a result, the number of homes sold and under construction was higher, leading to improved results. This improvement was however partly offset by lower income from commercial property development, reflecting difficult circumstances in especially the Dutch office market.

  Total operating expenses were up 44.0% to EUR 180 million, mostly due to higher staff costs related to organic expansion of the business and the acquisition of MAB and the Staal Bankiers portfolio in the second half of 2004.

  The operating result improved by 21.8% to EUR 235 million, and the efficiency ratio increased by 4.1 percentage points to 43.4%.

  The number of FTEs (as compared with 30 June 2004) increased by 35.0% to 2,075, mainly as a result of the consolidation of the acquisitions of MAB and the Staal Bankiers portfolio and a joint venture in the asset management business. In addition, a reclassification of temporary staff also contributed to the growth in FTEs.

Second quarter 2005 compared with first quarter 2005

  Total operating income was flat at EUR 208 mln. The marked increase in interest income was due to the reclassification of net commissions and results from financial transactions to the net interest income line. Other operating income increased 11.1%, which is a reflection of improved results in the residential property development activities.

  Total operating expenses were 14.3% higher at EUR 96 mln, due to the expensing of exercised stock options and higher insurance and advertising costs in the second quarter.

  The operating result decreased by 8.9%, and the efficiency ratio increased by 5.6 percentage points.

  Net profit declined by 7.5% to EUR 74 mln.

(in millions of euros)	quarterly							six months

	Q2 2005	Q1 2005	% change	% change*	Q2 2004	% change	% change*	2005	2004	% change	% change*

Net interest	194	325	(40.3)	(41.7)	329	(41.0)	(42.3)	519	801	(35.2)	(35.1)
Net commissions	404	372	8.6	6.1	455	(11.2)	(11.8)	776	847	(8.4)	(8.2)
Net trading	470	325	44.6	42.6	307	53.1	55.8	795	670	18.7	20.0
Results from fin. transactions	186	89	109.0	98.9	23			275	(3)
Results equity holdings	(4)	2			4			(2)	17
Other operating income	49	13			14			62	37	67.6	67.6

Total operating income	1,299	1,126	15.4	12.6	1,132	14.8	14.4	2,425	2,369	2.4	2.7
Total operating expenses	1,135	1,079	5.2	3.2	1,033	9.9	10.0	2,214	2,118	4.5	5.7

Operating result	164	47			99	65.7	60.5	211	251	(15.9)	(22.0)
Provisioning	(74)	(57)			(5)			(131)	33

Operating profit before taxes	238	104	128.8	117.6	104	128.8	126.0	342	218	56.9	52.5
Taxes	42	34	23.5	16.2	5			76	41	85.4	79.0

Net operating profit	196	70	180.0	166.9	99	98.0	95.6	266	177	50.3	46.3
Discontinued operations (net)	0	0			1			0	1
Minority interests	4	3			4			7	6	16.7	15.0

Net profit	192	67	186.6	172.8	96	100.0	97.5	259	172	50.6	46.6

Efficiency ratio	87.4%	95.8%			91.3%			91.3%	89.4%

(* at constant forex rates)

	30 Jun 05	31 Mar 05	% change					30 Jun 05	31 Dec 04	% change

Staff (fte)	16,699	16,887	(1.1)					16,699	17,366	(3.8)
(in billions of euros)
Total assets	522.8	455.4	14.8					522.8	431.1	21.3
Risk-weighted assets	78.1	77.3	1.0					78.1	72.9	7.1

The second quarter results show an improvement in the performance of WCS compared with the previous quarter. This improvement was primarily driven by the strong performance of structured derivatives, one of the key growth areas for WCS, and fixed income origination. In addition, WCS benefited from a turnaround in proprietary trading, a gain on the sale of the London headquarters, and a continued increase in net provisioning releases. Even though the second quarter results represented an improvement compared with the previous quarter, as anticipated at the time of our first quarter results, it is clear that the returns achieved in the first half need to be further improved. In applying greater discipline in making the right choices for sustainable profitable growth, the WCS management team is striving to ensure that it is delivering on the Group strategy of creating and delivering products for the bank's mid-market clients in addition to servicing a targeted number of multinational clients.

We expect WCS to have a weaker third quarter on the back of subdued client activity and higher indirect expenses in relation to compliance, control, Basel II and Sarbanes Oxley.

First half 2005 compared with first half 2004

Please note that the second quarter of 2005 included a gain on the sale of the London headquarters located at 250 Bishopsgate (EUR 43 mln in other operating income and EUR 39 mln in net profit). In addition, the first half of 2004 included results from operations that have now been divested such as the prime and professional brokerage businesses and the domestic custody business.

As indicated in the first quarter press release, we now review our business on the basis of the following three product groups:

Commercial Banking:	loan products and all transaction banking services
Fixed Income, Futures and FX (FIFF):	fixed income trading activities, structured derivatives, futures and foreign exchange
Equities & Investment Banking:	cash equities, equity derivatives, debt and equity origination and corporate finance
  Total operating income increased by 2.4% to EUR 2,425 mln, mainly due to an improvement in FIFF revenues. Net interest declined by 35.2% to EUR 519 mln largely due to a reclassification of income in the UK between net interest income and results from financial transactions. Results from financial transactions went up by EUR 278 mln partly driven by the reclassification as mentioned above. Therefore, the development of interest revenue should be reviewed in combination with the results from financial transactions in order to assess the performance of the underlying business. Underlying net interest revenues went down by 9.0% largely driven by lower interest income from fixed income trading. Net commissions decreased by 8.4% to EUR 776 mln due to the impact of the sale of the domestic custody business and lower commission income from debt origination and cash equities as a result of lower client activity. Net trading went up by 18.7% to EUR 795 mln due to a substantial improvement in structured equity derivatives sold to private individuals and corporate clients of the BU Private Clients (BU PC) and C&CC and through our public distribution channel.

  Income from Commercial Banking was almost flat at EUR 953 mln. Adjusted for the results from divested operations, results were up 3.3% entirely driven by higher revenues from transaction banking services. In particular, revenues from the cash flow advisory business improved, caused by improving net margins on US dollar balances mainly driven by higher Fed fund rates and higher balances in various countries.

  FIFF revenues in the first half rose 22.3% to EUR 794 mln. Strong revenues from structured derivatives and better results from foreign exchange activities on the back of higher volatility more than offset lower trading results from interest rate products, which were driven by a less favourable interest rate trading environment.

  Equities & Investment Banking revenues declined by 16.0% to EUR 595 mln. Equities sales and trading results were lower mainly due to the very strong performance in the first quarter of 2004, which was the highest since the first quarter of 2001. Debt origination revenues declined due to lower income from structured capital and leverage finance. However, emerging markets debt origination, equity capital markets and corporate finance showed an improved performance.

  Operating expenses increased by 4.5%, primarily due to higher IT expenses on the back of several large development projects, Basel II and compliance and higher bonuses, reflecting the improved net performance. The total compensation-to-revenue ratio stood at 45.0%.

  The operating result declined by 15.9% to EUR 211 mln.

  Provisioning decreased substantially from EUR 33 mln to a net release of EUR 131 mln in the first half of 2005 primarily due to releases in the loan portfolios of North America and EMEA.

  Taxes went up by EUR 35 mln to EUR 76 mln, resulting in an increase of the effective tax rate of 3.4% to 22.2% due to the absence of tax credits in several jurisdictions, as recorded in the second quarter of 2004.

  Net profit increased by 50.6% to EUR 259 mln.

  Risk-weighted assets increased by EUR 5.2 bln to EUR 78.1 bln between 31 December 2004 and 30 June 2005, due to an increase in credit RWA in Commercial Banking on the back of loan growth and to a lesser extent to foreign exchange fluctuations.

Second quarter 2005 compared with first quarter 2005

Please note that the second quarter of 2005 included a gain on the sale of the London headquarters located at 250 Bishopsgate (EUR 43 mln in other operating income and EUR 39 mln in net profit).

  Total operating income in the second quarter increased by 15.4% to EUR 1,299 mln as FIFF, Commercial Banking and Equities & Investment Banking all posted an increase. Net interest decreased by 40.3% to EUR 194 mln primarily because of lower fixed income trading results, in particular in money market/repo business and local markets. Results from financial transactions went up by 109.0% to EUR 186 mln partly driven by the growth in structured derivatives. As revenues on certain products are split into the interest revenue line and results from financial transactions line, the development of both revenue line items should be reviewed jointly in order to assess the performance of the business. Net commissions increased by 8.6% to EUR 404 mln on the back of a higher contribution from debt origination primarily driven by emerging markets and higher corporate finance revenues. This was partly offset by lower net commissions from cash equities. Net trading increased by 44.6% to EUR 470 mln, reflecting a turnaround in proprietary trading results and higher trading revenues from structured derivatives.

  Commercial Banking revenues showed a 4.5% increase to EUR 487 mln despite continuous margin pressure in most business areas. Transaction banking services saw a stronger performance due to good results from the cash flow advisory business mainly caused by increasing balances in EMEA and North America and a stronger US dollar and Brazilian real. Revenues from loan syndication went up due to a larger number of transactions closed. In addition, underlying revenues from the loan portfolio increased on the back of loan growth.

FIFF reported a 43.6% increase in revenues to EUR 468 mln due to a turnaround in proprietary trading income and an improvement in structured derivatives. Activity in structured derivatives picked up from the low levels at the beginning of the year, in particular in Asia due to higher market volatility and the introduction of innovative hybrid products. Revenues from G-11 interest rate trading declined from the strong levels recorded in the first quarter.

Equities & Investment Banking increased by 3.8% to EUR 303 mln. Fixed income origination improved considerably due to the solid performance of emerging markets with the closure of a number of significant transactions. In addition, debt capital markets showed an improved performance with a surge in issuance in June in anticipation of the forthcoming holiday season. Corporate finance revenues were higher reflecting an increase in completed mergers and acquisitions. Underlying equities sales and trading net revenues remained flat.

  Operating expenses increased by 5.2% to EUR 1,135 mln, primarily driven by higher bonus accruals on the back of the improved net performance in the second quarter. The total compensation-to-revenue ratio declined to 43.3%.

  The operating result increased by EUR 117 mln to EUR 164 mln.

  Provisioning further declined by EUR 17 mln to a net release of EUR 74 mln. The improvement was mainly caused by releases in the energy sector. The overall quality of the WCS portfolio remained high, which led to a low level of gross provisions.

  Taxes increased by 23.5% to EUR 42 mln. The effective tax rate declined substantially to 17.6% due to the use of carry forward losses in the US branch.

  Net profit amounted to EUR 192 mln, an increase of 186.6% .

  Risk-weighted assets remained almost flat at EUR 78.1 bln.

Business Unit Private Equity

(in millions of euros)		quarterly					six months

	Q2 2005*	Q2 2005	Q1 2005	% change	Q2 2004	% change	2005	2004	% change

Net interest	(39)	(2)	(6)	(66.7)	(12)	(83.3)	(8)	(25)	(68.0)
Net commissions	9	9	3		2		12	3
Results from fin. transactions	73	81	119	(31.9)	180	(55.0)	200	241	(17.0)
Other operating income	12	8	(3)		1		5	2
Net sales private equity holdings	637	0	0		0		0	0	0.0

Total operating income	692	96	113	(15.0)	171	(43.9)	209	221	(5.4)
Operating expenses	174	32	17	88.2	43	(25.6)	49	59	(16.9)
Goods and materials priv. equity holdings	462	0	0		0		0	0

Total operating expenses	636	32	17	88.2	43	(25.6)	49	59	(16.9)
Operating result	56	64	96	(33.3)	128	(50.0)	160	162	(1.2)
Provisioning	(1)	(1)	2		3		1	4	(75.0)

Operating profit before taxes	57	65	94	(30.9)	125	(48.0)	159	158	0.6
Taxes	(10)	(12)	(5)		11		(17)	17

Net operating profit	67	77	99	(22.2)	114	(32.5)	176	141	24.8
Minority interests	(10)	0	5		6		5	10	(50.0)

Net profit	77	77	94	(18.1)	108	(28.7)	171	131	30.5

(* including consolidation effect of private equity holdings)

		30 Jun 05	31 Mar 05	% change			30 Jun 05	31 Dec 04	% change

Staff (fte)		115	117	(1.7)			115	115	0.0
(in billions of euros)
Risk-weighted assets		2.6	1.9	36.8			2.6	1.9	36.8

In the second quarter, the fair market value of the private equity portfolio increased from EUR 2,241 mln to EUR 2,493 mln. The increase resulted from a total of EUR 298 mln in new investments, EUR 98 mln in proceeds from investments sold and EUR 52 mln of unrealised increases of the fair market value of the remainder of the portfolio.

The fair market value as per 30 June 2005 of the unquoted Buy-out portfolio amounted to EUR 1,531 mln. The fair market value of the Unquoted Corporate Investment portfolio amounted to EUR 568 mln. The fair market value of the Quoted portfolio was EUR 394 mln. The share of the Buy-out portfolio in the unquoted portfolio further increased to 72.9%, in line with the strategy of the BU Private Equity to focus mainly on buy-out investments in which it can obtain a controlling interest.

Major new buy-out investments in the second quarter included FlexLink (engineering, Sweden), Strix (engineering, UK), Fortex (support services, Netherlands), Loparex (industrial products, Finland) and Everod (medical services, Australia). Major divestments were Handicare (medical equipment, Norway) and MobilTel (communications, Bulgaria).

In the second quarter the fair market value of the unquoted portfolio was determined by applying the new valuation guidelines of the trade organisations AFIC/BVCA/EVCA. On an aggregated portfolio basis the transition effect of the application of the new valuation guidelines was not material.

Please note that the analysis below is based on figures excluding the consolidation effect of controlled investments.

First half 2005 compared with first half 2004

  Total operating income decreased by 5.4% to EUR 209 mln. The decrease in operating income was primarily driven by a 17.0% decrease in results from financial transactions mainly due to a lower number of consolidated investments sold. Unrealised fair market value changes of the consolidated portfolio are only recognised as operating income at the moment a consolidated investment is sold.

  The operating result decreased by 1.2% to EUR 160 mln.

  Net profit increased by 30.5% to EUR 171 mln primarily driven by substantially lower taxes.

Second quarter 2005 compared with first quarter 2005

  Total operating income decreased by 15.0% to EUR 96 mln primarily driven by a decrease of results from financial transactions from EUR 119 mln to EUR 81 mln. Results from financial transactions in the second quarter included an amount of EUR 35 mln, which was realised in cash from the sale of investments and from dividends compared with EUR 17 mln in the first quarter. Fair market value changes of the unconsolidated portfolio amounted to EUR 39 mln compared with EUR 96 mln in the first quarter. Net income of consolidated investments was EUR 7 mln as compared with EUR 6 mln in the first quarter.

  The operating result declined by 33.3% to EUR 64 mln as a result of the earlier-mentioned decrease in operating income and due to a non-recurring increase of operating expenses from EUR 17 mln to EUR 32 mln.

  Net profit decreased by 18.1% to EUR 77 mln due to the reduction in the operating result as mentioned above, partially offset by lower provisions, lower minority interests and higher tax credits.

THE BU PRIVATE CLIENTS

(in millions of euros)	quarterly							six months

	Q2 2005	Q1 2005	% change	% change*	Q2 2004	% change	% change*	2005	2004	% change	% change*

Net interest	123	116	6.0	5.4	105	17.1	17.4	239	208	14.9	15.3
Net commissions	142	145	(2.1)	(2.3)	138	2.9	3.0	287	284	1.1	1.2
Net trading	11	10	10.0	9.0	12	(8.3)	(7.5)	21	22	(4.5)	(4.1)
Other operating income	18	16	12.5	12.5	18	0.0	0.0	34	31	9.7	9.7

Total operating income	294	287	2.4	2.0	273	7.7	7.9	581	545	6.6	6.9
Total operating expenses	209	201	4.0	3.5	201	4.0	4.1	410	394	4.1	4.2

Operating result	85	86	(1.2)	(1.4)	72	18.1	18.6	171	151	13.2	13.8
Provisioning	(1)	(1)			3			(2)	2

Operating profit before taxes	86	87	(1.1)	(1.4)	69	24.6	25.2	173	149	16.1	16.6
Taxes	24	24	0.0	0.0	17	41.2	41.8	48	41	17.1	17.6

Net profit	62	63	(1.6)	(1.9)	52	19.2	19.8	125	108	15.7	16.3

Efficiency ratio	71.1%	70.0%			73.6%			70.6%	72.3%

(* at constant forex rates)

	30 Jun 05	31 Mar 05	% change					30 Jun 05	31 Dec 04	% change

Staff (fte)	4,003	3,941	1.6					4,003	3,960	1.1
(in billions of euros)
Assets under Administration	125.0	120.0	4.2					125.0	115.0	8.7
Total assets	16.4	16.0	2.5					16.4	15.3	7.2
Risk-weighted assets	7.3	7.2	1.4					7.3	6.8	7.4

First half 2005 compared with first half 2004

  Total operating income increased by 6.6% to EUR 581 mln, mainly due to a very strong performance in the Netherlands. The increase in net interest income of 14.9% was due to higher client balances and spreads.

  Total operating expenses increased by 4.1% to EUR 410 mln, partly the result of increased staff costs related to the new Dutch CLA agreement.

  The operating result increased by 13.2% to EUR 171 mln. The efficiency ratio improved by 1.7 percentage point to 70.6%. Net profit increased by 15.7% to EUR 125 mln.

  Assets under Administration increased from EUR 113 bln at the end of June 2004 to EUR 125 bln at the end of June 2005, reflecting primarily an increase in net new assets, supported by higher net asset values due to improved financial markets. The asset mix remained relatively stable, with 67% in securities and 33% in cash.

Second quarter 2005 compared with first quarter 2005

  Total operating income increased by 2.4% to EUR 294 mln, mainly due to an improved performance in Germany and European Growth Markets (EGM). The enhanced performance in both regions reflected improved interest spreads. While net interest increased by 6.0% to EUR 123 mln due to growth in client balances, other revenue remained stable at EUR 171 mln largely due to relatively stable financial markets.

  Total operating expenses increased by 4.0% to EUR 209 mln, partly the result of increased staff costs related to the new Dutch CLA agreement.

  The operating result remained relatively stable at EUR 85 mln. Net profit remained relatively flat at EUR 62 mln.

  Assets under Administration increased from EUR 120 bln at the end of March 2005 to EUR 125 bln at the end of June 2005, reflecting the acquisition of Bank Corluy in Belgium, new money inflows and higher net asset values.

Recent developments

The acquisition of Bank Corluy in Belgium was completed at the end of April 2005. The acquisition of Bank Corluy marks a step forward in ABN AMRO's efforts to strengthen its private banking position in Belgium. In addition to a solid operating platform, Bank Corluy provides complementary local product capabilities and an attractive client franchise.

The sale of Nachenius, Tjeenk & Co. N.V to BNP Paribas was completed on 1 July 2005. The decision to sell Nachenius, Tjeenk & Co. is in accordance with ABN AMRO Private Banking's strategy to focus on core activities.

ASSET MANAGEMENT

(in millions of euros)	quarterly							six months

	Q2 2005	Q1 2005	% change	% change*	Q2 2004	% change	% change*	2005	2004	% change	% change*

Net interest	1	1			2			2	3	(33.3)	(16.7)
Net commissions	142	140	1.4	(1.4)	128	10.9	10.3	282	256	10.2	10.7
Net trading	4	3	33.3	33.3	1			7	2
Results from fin. transactions	17	9	88.9	86.7	4			26	5
Other operating income	18	4			0			22	14	57.1	57.1

Total operating income	182	157	15.9	13.2	135	34.8	34.2	339	280	21.1	21.7
Total operating expenses	124	114	8.8	6.2	105	18.1	18.2	238	211	12.8	13.6

Operating result	58	43	34.9	31.6	30	93.3	90.3	101	69	46.4	46.5
Taxes	8	12	(33.3)	(35.8)	10	(20.0)	(21.0)	20	18	11.1	13.3

Net operating profit	50	31	61.3	57.7	20	150.0	146.0	81	51	58.8	58.2
Minority interests	4	4			3			8	4	100.0	100.0

Net profit	46	27	70.4	66.3	17	170.6	165.9	73	47	55.3	54.7

Efficiency ratio	68.1%	72.6%			77.8%			70.2%	75.4%

(* at constant forex rates)

	30 Jun 05	31 Mar 05	% change					30 Jun 05	31 Dec 04	% change

Staff (fte)	1,678	1,934	(13.2)					1,678	1,919	(12.6)
(in billions of euros)
Assets under Administration	167.1	159.6	4.7					167.1	160.7	4.0
Total assets	1.2	1.4	(14.3)					1.2	1.0	20.0
Risk-weighted assets	1.0	1.7	(41.2)					1.0	1.2	(16.7)

Asset Management focuses on high performance products and profitable growth in asset management products, working closely together with clients to tailor products to their needs. This client-driven approach and its expertise in the development of alternative asset products enabled Asset Management to grow in this attractive segment. Recent successes in the sale of specialised mandates in Canada and the UK are a reflection of this development, which will have a positive impact on the growth in the areas of choice.

The sale of the trust business to Equity Trust, which was finalised on 30 June 2005, highlights the increased focus on core activities. In addition, Asset Management continues to review the profitability of its existing products and mandates. This may lead to higher profitability at the cost of outflows of assets that are currently captured in low margin products.

First half 2005 compared with first half 2004

Please note that all figures in the section below exclude the gain from the sale of the trust business in the second quarter of 2005 (EUR 17 mln gross for net) and the sale of the Czech Pension Fund in the first quarter of 2004 (EUR 12 mln gross for net).

  Total operating income went up by 20.1% to EUR 322 mln. The growth in operating income is related to an improved asset mix towards more profitable products, higher fee levels on existing products and high returns on seed capital. Commission income went up 10.2% to EUR 282 mln as the introduction of new alternative products and the growth of discretionary portfolio management activities improved the asset mix towards higher margin products. Asset Management further improved its pricing level for mutual funds and special mandates. The combined effect of the better asset mix and higher fee levels led to an increase in commissions and an improvement in the ratio of fees to Assets under Management (AuM). Results from financial transactions increased due to the positive returns on seed capital. The high level of seed capital returns reflects the strong performance of newly developed and acquired products. Seed capital is therefore likely to positively impact income in the remainder of the year. Other operating income increased as the strict focus on core activities led to increased capital gains on divestments.

  Total operating expenses increased by 12.8% to EUR 238 mln mainly driven by higher remuneration related to the better performance, and an increase in administrative expenses for IT and commercial activities.

  The operating result grew 47.4% to EUR 84 mln. Net profit increased by 60.0% to EUR 56 mln as a result of a decrease in the effective tax rate related to tax-exempt capital gains. The efficiency ratio improved by 4.8 percentage points to 73.9%.

Second quarter 2005 compared with first quarter 2005

Please note that all figures in the section below exclude the gain from the sale of the trust business in the second quarter of 2005 (EUR 17 mln gross for net).

  Total operating income increased by 5.1% to EUR 165 mln. Net commission income rose 1.4% to EUR 142 mln. Results from financial transactions went up from EUR 9 mln to EUR 17 mln due to the increase in returns on seed assets.

  Total operating expenses increased by EUR 8.8% to EUR 124 mln. The level of expenses in the second quarter is indicative for the remainder of the year.

  The operating result was down by 4.7% to EUR 41 mln. The efficiency ratio increased by 2.6 percentage points to 75.2%.

Recent developments

As at 30 June 2005, AuM amounted to EUR 167.1 bln compared with EUR 159.6 bln at the end of the previous quarter. The impact of foreign exchange movements across the quarter had a positive effect of EUR 5.1 bln. At constant exchange rates, AuM at the end of the second quarter was EUR 2.4 bln higher at EUR 162.0 bln. The asset mix changed to: 43.9% equities, 40.3% fixed income and 15.8% cash and other. The increase in cash and other reflects the success of Asset Management to grow in alternative products. The composition of the mandates remained stable. The AuM figures also include funds under management from the multi-manager and asset management activities of Banque de Neuflize and Banque OBC. The AuM levels at Artemis, Asset Management’s UK-based specialist in active investment products for retail investors continued to rise strongly.

In April, the ABN AMRO US Bond Fund was awarded 'Best US Dollar Fixed Income Fund' while the ABN AMRO High Income Equity Fund took 'Best Global Equity Fund’ by S&P.

An important component of the profitability of asset management firms is related to the absolute level and sentiment in equity markets, which impacts demand for asset management products. Results may therefore be volatile. Asset Management is however well diversified in terms of its geographic footprint, client groups and product offerings, which mitigate these risks.

Group Functions, incl. Group Services

(in millions of euros)	quarterly					six months

	Q2 2005	Q1 2005	% change	Q2 2004	% change	2005	2004	% change

Net interest	(64)	(10)		(107)	(40.2)	(74)	(107)	(30.8)
Net commissions	1	(29)		3		(28)	7
Net trading	44	12		16	175.0	56	28	100.0
Results from fin. transactions	144	166	(13.3)	228	(36.8)	310	508	(39.0)
Results equity holdings	27	54	(50.0)	34	(20.6)	81	10
Other operating income	(4)	2		3		(2)	3

Total operating income	148	195	(24.1)	177	(16.4)	343	449	(23.6)
Total operating expenses	83	38	118.4	67	23.9	121	70	72.9

Operating result	65	157	(58.6)	110	(40.9)	222	379	(41.4)
Provisioning	(37)	12		0		(25)	2

Operating profit before taxes	102	145	(29.7)	110	(7.3)	247	377	(34.5)
Taxes	25	28	(10.7)	17	47.1	53	104	(49.0)

Net operating profit	77	117	(34.2)	93	(17.2)	194	273	(28.9)
Discontinued operations (net)	0	0		45		0	91
Minority interests	6	4	50.0	5	20.0	10	12	(16.7)

Net profit	71	113	(37.2)	133	(46.6)	184	352	(47.7)

	30 Jun 05	31 Mar 05	% change			30 Jun 05	31 Dec 04	% change

Staff (fte)	4,720	4,306	9.6			4,720	3,867	22.1
(in billions of euros)
Total assets	64.9	64.6	0.5			64.9	60.6	7.1
Risk-weighted assets	3.6	3.5	2.9			3.6	3.0	20.0

First half 2005 compared with first half 2004
  Total operating income decreased by 23.6% to EUR 343 mln, mainly due the absence of the gain of EUR 115 mln on the sale of our stake in Bank Austria booked in the first quarter of 2004, leading to lower results from financial transactions. Net interest income improved as lower US dollar hedge results were offset by higher Asset and Liability Management (ALM) results. The results from equity holdings increased due to better results from our Italian stakes.

  Total operating expenses increased from EUR 70 mln to EUR 121 mln, partly due to rising costs related to compliance, audit, Basel II and Sarbanes Oxley.

  Consequently, the operating result decreased by 41.4% to EUR 222 mln.

  Provisioning decreased mainly due to the release of provisions in the second quarter related to a review of the Incurred But Not Recognised (IBNR) loan loss allowance. The release reflects the improvement in the quality of the loan portfolio and updates will be carried out on a quarterly basis.

  Net operating profit decreased by 28.9% to EUR 194 mln.

  Income from discontinued operations in the first quarter of 2004 represents the net profit of LeasePlan.

Second quarter 2005 compared with first quarter 2005

  Total operating income decreased by 24.1% to EUR 148 mln, mainly due to lower interest income as a result of lower income from the US dollar hedge. The results from equity holdings decreased due to lower results of Capitalia.

  Total operating expenses increased by EUR 45 mln, partly due to rising costs related to compliance, audit, Basel II and Sarbanes Oxley.

  The operating result decreased by 58.6% to EUR 65 mln.

  Provisioning decreased mainly due to the release of provisions related to a review of the IBNR loan loss allowance. The release reflects the improvement in the quality of the loan portfolio and updates will be carried out on a quarterly basis.

  Net profit decreased by 37.2% to EUR 71 mln.

DIVIDEND

The 2005 interim dividend has been fixed at EUR 0.50 per ordinary share of EUR 0.56 par value. The interim dividend will be payable, at the shareholder's option, either wholly in ordinary shares chargeable to the share premium account or wholly in cash. The ratio of the value of the stock dividend to that of the cash dividend will be determined on Wednesday 24 August 2005, after the close of trading on Euronext Amsterdam Exchanges (Euronext), based on the volume-weighted average price of all ABN AMRO shares traded on Euronext over the previous three trading days. The value of the stock dividend will be virtually equal to that of the cash dividend. The new ordinary shares will qualify for the final dividend over the financial year of 2005 and the full dividend over subsequent years. The ordinary shares will be quoted ex-dividend from Tuesday 2 August 2005. Shareholders can submit instructions stating whether they opt for dividend payments in cash or in stock, from 3 August 2005 to 23 August 2005 included. The 2005 interim dividend will be payable as of Tuesday 30 August 2005.

It should be noted that, in the long term, it is our intention to adhere to the dividend pay-out ratio of 45% — 50% of net profit.

Looking forward, our reported results will be more volatile under IFRS, but we will strive to at least maintain a stable dividend with the aim of increasing it over time to reflect improved underlying earnings.

Report of independent auditors

Introduction
We have reviewed the accompanying consolidated balance sheet of ABN AMRO Holding N.V. and subsidiaries as of 30 June 2005 and the related consolidated income statement for the three month and six month period ended 30 June 2005 (as set out in appendix 1 and 2 further referred to as interim financial statements). These interim financial statements are the responsibility of the company’s management. Our responsibility is to issue a report on these interim financial statements based on our review.

Scope
We conducted our review in accordance with standards for review engagements generally accepted in the Netherlands. Those standards require that we plan and perform the review to obtain moderate assurance about whether the interim financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and therefore provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Opinion
Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements do not comply with the basis set out in “The status of the presented data” within appendix 6, which describes how International Financial Reporting Standards (“IFRS”) have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as at 31 December 2005.

Emphasis of matter
Without qualifying our report, we draw attention to the fact that “The status of presented data” within appendix 6 explains why there is a possibility that due to continued developments in (endorsed) IFRS the interim financial statements may require adjustment before constituting the final IFRS financial statements. Moreover, we draw attention to the fact that, under IFRS only a complete set of financial statements with comparative financial information and explanatory notes can provide a fair presentation of the company’s financial position, results of operations and cash flows in accordance with IFRS.

Amsterdam, 1 August 2005

Ernst & Young Accountants

Appendix 1

Consolidated income statement 2005-2004 (1)

(in millions of euros)
	Q2	Q1		Q2	six months

	2005	2005	% change	2004	2005	2004	% change

Net interest income	2,223	2,195	1.3	2,048	4,418	4,243	4.1
Payment services	357	310	15.2	315	667	628	6.2
Insurance	20	37	(45.9)	33	57	65	(12.3)
Securities	302	306	(1.3)	311	608	589	3.2
Asset management and trust funds	242	238	1.7	224	480	446	7.6
Guarantees	54	53	1.9	58	107	108	(0.9)
Other	151	123	22.8	206	274	408	(32.8)

Net commissions	1,126	1,067	5.5	1,147	2,193	2,244	(2.3)
Securities	30	63	(52.4)	30	93	103	(9.7)
Foreign exchange dealing	147	108	36.1	65	255	220	15.9
Derivatives	380	231	64.5	284	611	416	46.9
Other	16	(17)		3	(1)	59

Trading Income	573	385	48.8	382	958	798	20.1
Shares and participations	154	211	(27.0)	220	365	418	(12.7)
Derivatives	(44)	126		33	82	7
Debt instruments	177	53		7	230	142	62.0
Other	183	(4)		117	179	58

Results from financial transactions	470	386	21.8	377	856	625	37.0

Results equity participations	81	80	1.3	61	161	70	130.0

Other operating income	326	281	16.0	235	607	565	7.4

Net sales private equity holdings	637	920	(30.8)	746	1,557	1,490	4.5

Total operating income	5,436	5,314	2.3	4,996	10,750	10,035	7.1
Staff costs	1,874	1,788	4.8	1,747	3,662	3,545	3.3
Other administrative expenses	1,434	1,298	10.5	1,241	2,732	2,403	13.7
Depreciation	240	231	3.9	325	471	590	(20.2)
Goods & materials private equity holdings	462	631	(26.8)	485	1,093	968	12.9

Total operating expenses	4,010	3,948	1.6	3,798	7,958	7,506	6.0
Operating result	1,426	1,366	4.4	1,198	2,792	2,529	10.4
Provisioning	62	99	(37.4)	102	161	311	(48.2)

Operating profit before taxes	1,364	1,267	7.7	1,096	2,631	2,218	18.6
Taxes	370	347	6.6	234	717	566	26.7

Net operating profit	994	920	8.0	862	1,914	1,652	15.9
Discontinued operations (net)	0	0		53	0	107
Minority interests	7	25	(72.0)	26	32	45	(28.9)

Net profit	987	895	10.3	889	1,882	1,714	9.8
Earnings per ordinary share of EUR 0.56
(in euros)(2)	0.54	0.54		0.54	1.08	1.04	3.8
Average exchange EUR/USD-rate	1.24	1.31	(5.3)	1.21	1.28	1.23	4.1

(1)	2004 unaudited.

(2)	Based on the average number of ordinary shares outstanding.

Appendix 2

Consolidated balance sheet as at 30 June 2005 (1)

(in millions of euros)
	30 Jun 2005	31 Dec 2004	% change
Assets
Cash and cash equivalents	16,792	17,896	(6.2)
Financial assets held for trading	212,583	167,035	27.3
Investments	125,411	109,986	14.0
Loans and advances banks	103,173	82,862	24.5
Loans and advances customers	361,148	319,778	12.9
Prepayments and accrued income	5,860	5,740	2.1
Investments in associates	3,356	2,214	51.6
Property and equipment	7,783	7,173	8.5
Goodwill and other intangibles	3,383	3,437	(1.6)
Other financial assets	4,487	2,250	99.4
Other assets	11,704	9,355	25.1

	855,680	727,726	17.6

Liabilities
Financial liabilities held for trading	164,422	129,506	27.0
Due to banks	160,995	133,859	20.3
Due to customers	312,356	284,072	10.0
Issued debt securities	148,085	120,989	22.4
Accruals and deferred income	6,869	8,074	(14.9)
Provisions	9,670	8,897	8.7
Other financial liabilities	3,511	2,622	33.9
Other liabilities	8,215	6,468	27.0

Total liabilities excluding subordinated liabilities	814,123	694,487	17.2

Subordinated liabilities	19,084	16,687	14.4

Share capital	1,053	954	10.4
Share premium	5,184	2,564	102.2
Reserves	12,512	10,988	13.9
Net gains / (losses) not recognised in the income statement	1,923	309

Shareholders' equity	20,672	14,815	39.5

Minority interests	1,801	1,737	3.7

Group equity	22,473	16,552	35.8

Group capital	41,557	33,239	25.0

	855,680	727,726	17.6

Exchange EUR/USD-rate	1.21	1.36	(11.0)

(1) 2004 unaudited.

Appendix 3

Analysis of loans and advances customers by SBU

(in billions of euros)
	30 Jun 2005	31 Mar 2005	% change	31 Dec 2004	% change

Consumer & Commercial Clients	189.1	178.4	6.0	170.4	11.0
Wholesale Clients	163.9	155.1	5.7	136.8	19.8
Private Clients	7.7	7.6	1.3	7.4	4.1
Group Functions incl. Group Services	0.4	5.1	(92.2)	5.2	(92.3)

Group	361.1	346.2	4.3	319.8	12.9

Staff (fte)
	30 Jun 2005	31 Mar 2005	change	31 Dec 2004	change

Consumer & Commercial Clients	70,690	69,889	801	70,193	497
Wholesale Clients	16,699	16,887	(188)	17,366	(667)
Private Equity	115	117	(2)	115
Private Clients	4,003	3,941	62	3,960	43
Asset Management	1,678	1,934	(256)	1,919	(241)
Group Functions incl. Group Services	4,720	4,306	414	3,867	853

Group	97,905	97,074	831	97,420	485

Other information
	30 Jun 2005	31 Mar 2005	% change	31 Dec 2004	% change

Number of ordinary shares outstanding (in millions)	1,847.0	1,669.3	10.6	1,669.2	10.7
Net asset value per ordinary share (in euros)	11.19	9.67	15.7	8.88	26.0
Number of preference shares (in millions)	1,369.8	1,369.8		1,369.8
Average equity (in millions)	16,857	14,842		12,995
Return on average equity	22.3%	24.1%		29.7%
Earnings per share (in euros)	1.08	0.54		2.33
Earnings per share, excluding special items (in euros)	1.08	0.54		1.95

Changes in shareholders' equity
(in millions of euros)	Cum 2005

Shareholders' equity as at the beginning of January	14,815
Net profit	1,882
Private placements	2,720
Movements special components of equity	675
Dividend paid	(304)
Currency translation differences	950
Other	(66)

Shareholders' equity as at the end of June	20,672

Cash flow statement
(in millions of euros)	Cum 2005

Liquid funds as at the beginning of January	8,603
Net cash flow from operations / banking activities	(9,094)
Net cash flow from investment activities	(10,057)
Net cash flow from financing activities	20,464
Currency translation differences	551

Liquid funds as at the end of June	10,467

Appendix 4a

Breakdown income statement second quarter 2005

(in millions of euros)	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM

Net interest income	760	523	500	100	125	123	1
Net commissions	157	156	82	33	0	142	142
Trading income	13	21	0	3	0	11	4
Result from financial transactions	0	49	3	3	(7)	2	17
Result equity participations	3	0	14	17	6	2	16
Other operating income	36	90	49	1	84	14	2

Total operating income	969	839	648	157	208	294	182
Total operating expenses	696	532	411	88	96	209	124

Operating result	273	307	237	69	112	85	58
Provisioning	64	2	87	18	4	(1)	0

Operating profit before taxes	209	305	150	51	108	86	58
Taxes	64	81	92	11	33	24	8

Net operating profit	145	224	58	40	75	62	50
Minority interests	0	0	2	0	1	0	4

Net profit	145	224	56	40	74	62	46

Efficiency ratio	71.8%	63.4%	63.4%	56.1%	46.2%	71.1%	68.1%
Staff (fte)	20,078	16,859	26,658	5,020	2,075	4,003	1,678
(in billions of euros)
Total assets	90.1	88.4	18.6	6.8	40.8	16.4	1.2
Risk-weighted assets	59.9	64.8	12.6	5.6	24.4	7.3	1.0

	WCS	GF/GS	Private Equity	Group (excl. cons.eff.)	Private * Equity cons.eff.)	Group (incl. cons.eff.)

Net interest income	194	(64)	(2)	2,260	(37)	2,223
Net commissions	404	1	9	1,126	0	1,126
Trading income	470	44	5	571	2	573
Result from financial transactions	186	144	81	478	(8)	470
Result equity participations	(4)	27	0	81	0	81
Other operating income	49	(4)	3	324	2	326
Net sales private equity holdings	0	0	0	0	637	637

Total operating income	1,299	148	96	4,840	596	5,436
Operating expenses	1,135	83	32	3,406	142	3,548
Goods & materials private equity holdings	0	0	0	0	462	462

Total operating expenses	1,135	83	32	3,406	604	4,010
Operating result	164	65	64	1,434	(8)	1,426
Provisioning	(74)	(37)	(1)	62	0	62

Operating profit before taxes	238	102	65	1,372	(8)	1,364
Taxes	42	25	(12)	368	2	370

Net operating profit	196	77	77	1,004	(10)	994
Minority interests	4	6	0	17	(10)	7

Net profit	192	71	77	987	0	987

Efficiency ratio	87.4%			70.4%		73.8%
Staff (fte)	16,699	4,720	115	97,905
(in billions of euros)
Total assets	522.8	64.9	5.7	855.7
Risk-weighted assets	78.1	3.6	2.6	259.9

*	The effect of breaking out the net profit of EUR 6 million to the specific income statement line items of private equity holdings that are required to be consolidated under IFRS.

Appendix 4b

Breakdown income statement first quarter 2005

(in millions of euros)	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM

Net interest income	644	570	420	65	115	116	1
Net commissions	174	145	59	54	4	145	140
Trading income	12	20	2	6	0	10	3
Result from financial transactions	0	(1)	2	(1)	7	1	9
Result equity participations	3	1	4	13	1	0	2
Other operating income	36	93	38	1	80	15	2

Total operating income	869	828	525	138	207	287	157
Total operating expenses	652	503	331	77	84	201	114

Operating result	217	325	194	61	123	86	43
Provisioning	64	5	63	9	2	(1)	0

Operating profit before taxes	153	320	131	52	121	87	43
Taxes	46	102	43	12	40	24	12

Net operating profit	107	218	88	40	81	63	31
Minority interests	(1)	1	2	0	1	0	4

Net profit	108	217	86	40	80	63	27

Efficiency ratio	75.0%	60.7%	63.0%	55.8%	40.6%	70.0%	72.6%
Staff (fte)	20,009	16,863	26,848	4,371	1,798	3,941	1,934
(in billions of euros)
Total assets	88.2	80.0	15.0	6.0	39.3	16.0	1.4
Risk-weighted assets	57.6	57.8	9.9	4.9	23.8	7.2	1.7

	WCS	GF/GS	Private Equity	Group (excl. cons.eff.)	Private * Equity cons.eff.)	Group (incl. cons.eff.)

Net interest income	325	(10)	(6)	2,240	(45)	2,195
Net commissions	372	(29)	3	1,067	0	1,067
Trading income	325	12	(4)	386	(1)	385
Result from financial transactions	89	166	119	391	(5)	386
Result equity participations	2	54	0	80	0	80
Other operating income	13	2	1	281	0	281
Net sales private equity holdings	0	0	0	0	920	920

Total operating income	1,126	195	113	4,445	869	5,314
Operating expenses	1,079	38	17	3,096	221	3,317
Goods & materials private equity holdings	0	0	0	0	631	631

Total operating expenses	1,079	38	17	3,096	852	3,948
Operating result	47	157	96	1,349	17	1,366
Provisioning	(57)	12	2	99	0	99

Operating profit before taxes	104	145	94	1,250	17	1,267
Taxes	34	28	(5)	336	11	347

Net operating profit	70	117	99	914	6	920
Minority interests	3	4	5	19	6	25

Net profit	67	113	94	895	0	895

Efficiency ratio	95.8%			69.7%		70.8%
Staff (fte)	16,887	4,306	117	97,074
(in billions of euros)
Total assets	455.4	64.6	2.1	768.0
Risk-weighted assets	77.3	3.5	1.9	245.6

*	The effect of breaking out the net profit of EUR 6 million to the specific income statement line items of private equity holdings that are required to be consolidated under IFRS.

Appendix 4c

Breakdown income statement second quarter 2004

(in millions of euros)	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM

Net interest income	625	613	357	59	102	105	2
Net commissions	142	157	75	43	4	138	128
Trading income	9	22	10	5	0	12	1
Result from financial transactions	0	(79)	0	0	3	3	4
Result equity participations	10	0	1	12	0	0	0
Other operating income	27	66	35	19	56	15	0

Total operating income	813	779	478	138	165	273	135
Total operating expenses	626	537	300	84	66	201	105

Operating result	187	242	178	54	99	72	30
Provisioning	33	5	56	7	0	3	0

Operating profit before taxes	154	237	122	47	99	69	30
Taxes	50	75	24	9	20	17	10

Net operating profit	104	162	98	38	79	52	20
Discontinued operations (net)	0	0	0	7	0	0	0
Minority interests	0	1	3	0	1	0	3

Net profit	104	161	95	45	78	52	17

Efficiency ratio	77.0%	68.9%	62.8%	60.9%	40.0%	73.6%	77.8%

	WCS	GF/GS	Private Equity	Group (excl. cons.eff.)	Private * Equity cons.eff.)	Group (incl. cons.eff.)

Net interest income	329	(107)	(12)	2,073	(25)	2,048
Net commissions	455	3	2	1,147	0	1,147
Trading income	307	16	1	383	(1)	382
Result from financial transactions	23	228	180	362	15	377
Result equity participations	4	34	0	61	0	61
Other operating income	14	3	0	235	0	235
Net sales private equity holdings	0	0	0	0	746	746

Total operating income	1,132	177	171	4,261	735	4,996
Operating expenses	1,033	67	43	3,062	251	3,313
Goods & materials private equity holdings	0	0	0	0	485	485

Total operating expenses	1,033	67	43	3,062	736	3,798
Operating result	99	110	128	1,199	(1)	1,198
Provisioning	(5)	0	3	102	0	102

Operating profit before taxes	104	110	125	1,097	(1)	1,096
Taxes	5	17	11	238	(4)	234

Net operating profit	99	93	114	859	3	862
Discontinued operations (net)	1	45	0	53	0	53
Minority interests	4	5	6	23	3	26

Net profit	96	133	108	889	0	889

Efficiency ratio	91.3%			71.9%		76.0%

*	The effect of breaking out the net profit of EUR 4 million to the specific income statement line items of private equity holdings that are required to be consolidated under IFRS.

Appendix 5a

Breakdown income statement first half year 2005

(in millions of euros)	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM

Net interest income	1,404	1,093	920	165	240	239	2
Net commissions	331	301	141	87	4	287	282
Trading income	25	41	2	9	0	21	7
Result from financial transactions	0	48	5	2	0	3	26
Result equity participations	6	1	18	30	7	2	18
Other operating income	72	183	87	2	164	29	4

Total operating income	1,838	1,667	1,173	295	415	581	339
Total operating expenses	1,348	1,035	742	165	180	410	238

Operating result	490	632	431	130	235	171	101
Provisioning	128	7	150	27	6	(2)	0

Operating profit before taxes	362	625	281	103	229	173	101
Taxes	110	183	135	23	73	48	20

Net operating profit	252	442	146	80	156	125	81
Minority interests	(1)	1	4	0	2	0	8

Net profit	253	441	142	80	154	125	73

Efficiency ratio	73.3%	62.1%	63.3%	55.9%	43.4%	70.6%	70.2%

	WCS	GF/GS	Private Equity	Group (excl. cons.eff.)	Private * Equity cons.eff.)	Group (incl. cons.eff.)

Net interest income	519	(74)	(8)	4,500	(82)	4,418
Net commissions	776	(28)	12	2,193	0	2,193
Trading income	795	56	1	957	1	958
Result from financial transactions	275	310	200	869	(13)	856
Result equity participations	(2)	81	0	161	0	161
Other operating income	62	(2)	4	605	2	607
Net sales private equity holdings	0	0	0	0	1,557	1,557

Total operating income	2,425	343	209	9,285	1,465	10,750
Operating expenses	2,214	121	49	6,502	363	6,865
Goods & materials private equity holdings	0	0	0	0	1,093	1,093

Total operating expenses	2,214	121	49	6,502	1,456	7,958
Operating result	211	222	160	2,783	9	2,792
Provisioning	(131)	(25)	1	161	0	161

Operating profit before taxes	342	247	159	2,622	9	2,631
Taxes	76	53	(17)	704	13	717

Net operating profit	266	194	176	1,918	(4)	1,914
Minority interests	7	10	5	36	(4)	32

Net profit	259	184	171	1,882	0	1,882

Efficiency ratio	91.3%			70.0%		74.0%

*	The effect of breaking out the net profit of EUR 12 million to the specific income statement line items of private equity holdings that are required to be consolidated under IFRS.

Appendix 5b

Breakdown income statement first half year 2004

(in millions of euros)	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM

Net interest income	1,237	1,129	735	116	195	208	3
Net commissions	305	307	144	83	8	284	256
Trading income	18	51	(3)	9	0	22	2
Result from financial transactions	0	(142)	1	1	3	3	5
Result equity participations	18	0	1	22	0	2	0
Other operating income	44	224	66	39	112	26	14

Total operating income	1,622	1,569	944	270	318	545	280
Total operating expenses	1,259	1,049	622	161	125	394	211

Operating result	363	520	322	109	193	151	69
Provisioning	94	52	113	13	(2)	2	0

Operating profit before taxes	269	468	209	96	195	149	69
Taxes	87	147	39	18	50	41	18

Net operating profit	182	321	170	78	145	108	51
Discontinued operations	0	0	0	15	0	0	0
Minority interests	0	1	5	0	1	0	4

Net profit	182	320	165	93	144	108	47

Efficiency ratio	77.6%	66.9%	65.9%	59.6%	39.3%	72.3%	75.4%

	WCS	GF/GS	Private Equity	Group (excl. cons.eff.)	Private * Equity cons.eff.)	Group (incl. cons.eff.)

Net interest income	801	(107)	(25)	4,292	(49)	4,243
Net commissions	847	7	3	2,244	0	2,244
Trading income	670	28	2	799	(1)	798
Result from financial transactions	(3)	508	241	617	8	625
Result equity participations	17	10	0	70	0	70
Other operating income	37	3	0	565	0	565
Net sales private equity holdings	0	0	0	0	1,490	1,490

Total operating income	2,369	449	221	8,587	1,448	10,035
Operating expenses	2,118	70	59	6,068	470	6,538
Goods & materials private equity holdings	0	0	0	0	968	968

Total operating expenses	2,118	70	59	6,068	1,438	7,506
Operating result	251	379	162	2,519	10	2,529
Provisioning	33	2	4	311	0	311

Operating profit before taxes	218	377	158	2,208	10	2,218
Taxes	41	104	17	562	4	566

Net operating profit	177	273	141	1,646	6	1,652
Discontinued operations	1	91	0	107	0	107
Minority interests	6	12	10	39	6	45

Net profit	172	352	131	1,714	0	1,714

Efficiency ratio	89.4%			70.7%		74.8%

*	The effect of breaking out the net profit of EUR 8 million to the specific income statement line items of private equity holdings that are required to be consolidated under IFRS.

Application of IFRS by ABN AMRO	Appendix 6

Status of presented data

The 2004 financial statements were the last financial statements prepared in accordance with Dutch GAAP. Like all other EU listed companies, we adopted IFRS for external reporting purposes as of 1 January 2005. In order to provide shareholders with comparative data throughout 2005, we made a transition to IFRS on a dual reporting basis as from 1 January 2004. This transition incorporated the impact of applying all IFRS statements to our assets (such as loans and property), liabilities (such as pensions) and open contracts (such as derivatives and leases). Comparative data is unaudited and will remain so until we issue our full IFRS financial statements in March 2006. For this reason, amongst others, changes may be required to the presented comparatives.

In many respects the change to IFRS has been a gradual process for Dutch organisations, due to the direct inclusion of many IFRS standards within Dutch GAAP. However, IAS 39 Financial Instruments, which is the main IFRS standard impacting banks, was not incorporated into Dutch GAAP. This standard, which extends the use of fair values, causes most of the differences discussed below (see Key Differences between Dutch GAAP and IFRS). A full set of our Dutch GAAP policies is available in our 2004 Annual Report.

ABN AMRO adopted endorsed IFRS standards issued at 31 December 2004 except for the following; the IASB has recently issued a new framework for electing financial liabilities (and assets) to fair value through profit and loss to address EU concerns. This framework is receiving positive comment from the financial community and we apply these revised rules to certain debt instruments. These revised rules have not yet been endorsed by the EU although endorsement is expected later this year. Such a change enables us to continue managing such instruments in a manner consistent with our existing risk management practices.

Consistent with what has established itself as industry practice ABN AMRO will consolidate multi-seller asset backed conduit programs, in which we act as sponsor, into which clients sell financial assets. Consolidating these vehicles impacts total assets by 23.7 billion at December 2004 and liabilities by an equal amount. The impact of the decision to consolidation these vehicles has no impact on net income, net equity or risk-weighted assets.

Key differences between Dutch GAAP and IFRS

Dutch GAAP	IFRS

Consolidation

Dutch GAAP allows certain controlled investments not to be consolidated. One such exemption applies to Private Equity investments.	IFRS requires all controlled investments to be consolidated. This impacts a number of our Private Equity investments. To improve transparency we will present Private Equity separately, with its own Profit & Loss statements.

Goodwill and Other Acquired Intangibles

Goodwill, including other acquired intangibles arising from acquisitions of subsidiaries and participating interests, is charged against shareholders' equity.	Goodwill represents the excess of the purchase price of investments in subsidiaries and associates over the estimated market value of net assets at the acquisition date. Goodwill is capitalized and deemed to have an indefinite life and therefore not amortized; however, it is subject to annual impairment tests. Other acquired intangibles, such as the value of purchased core deposits, client lists, mortgage service rights and contractual rights are capitalized and amortized over their respective useful lives. Under IFRS this requirement is applied prospectively; therefore, there is no impact on shareholders’ equity at January 1, 2004.

Preference Shares and Trust Preferreds

Preferred securities issued by us are presented as equity and trust preferred securities as minority interest.	IFRS requires the reclassification from equity to debt of preferred securities and a reclassification of trust preferred securities from minority interest to liabilities because we, the issuer, do not have full discretion regarding payment of dividends. Consequently, the cost of servicing these securities will be reported as interest expense.

Investment Portfolio Securities

Bonds and similar debt securities included in the investment portfolios (other than securities on which a large part or all of the interest is settled on redemption) are stated at redemption value less any diminution in value deemed necessary. Premiums and discounts at acquisition, accounted for as deferred items, are amortized and reported as interest over the term of the debt securities. Net capital gains realized prior to maturity date in connection with replacement operations are recognized as deferred interest and amortized over the term of the investment portfolio. Shares held in the investment portfolio are stated at market value. Movements in value, net of tax, are taken to a separate revaluation reserve.	All bonds and similar debt securities included in the investment portfolio that are traded on an active market are typically classified as “available for sale.” If certain conditions are met, a ‘Held to Maturity’ designation is permitted. Held to Maturity investments continue to be valued at amortized cost. IFRS requires that investment securities classified as available for sale be stated at market value. Unrealized gains and losses together with gains and losses on designated derivatives in an IFRS hedge relationship are reported, net of taxes, in a separate component of shareholders' equity. Realized gains and losses are recognized into income on disposal. Impairment losses are recorded in income.

Loan Provisioning

In addition to specific allowances for loan losses and country risk, Dutch banksmaintain a fund	The fund for general banking risks is considered to be a general allowance for loan losses. General loan loss reserves are not permitted

Dutch GAAP	IFRS

for general banking risks.	under IFRS. Therefore, the fund is transferred to Shareholders’ Equity at January 1, 2004.

Under Dutch GAAP, certain general provisions were maintained.	Under IFRS, it is required to make a provision for incurred but not identified loan losses. This provision is calculated on a portfolio basis based on expected recoveries.

Under Dutch GAAP, specific provisions against non-performing loans are determined by estimating expected recoveries on an undiscounted basis.	Under IFRS, specific loan provisions should be determined by reference to expected recoveries on a discounted basis.

Derivatives Used for Hedging Purposes

Derivatives which are used to manage the overall structural interests rate exposure and which are not designated to specific assets, liabilities or firm commitments are accounted for on an accrual basis. Therefore, changes in the fair value of the positions are not recorded. The periodic cash flows are recorded in income as incurred.	Under IFRS, all derivatives are recognized as either assets or liabilities and measured at fair value. If the derivative is a hedge, changes in fair value of a designated derivative that is highly effective as a fair value hedge, together with the change in fair value of the corresponding asset, liability or firm commitment attributable to the hedged risk, are included directly in earnings. Changes in fair value of a designated derivative that is highly effective as a cash flow hedge are included in equity and reclassified into earnings in the same period during which the hedged forecasted cash flow affects earnings. Any ineffectiveness is reflected directly in earnings.

Fair Valuation – Private Equity

Under Dutch GAAP, Private Equity investments are typically held at cost (less impairment where required).	Under IFRS, Private Equity investments that are not controlled are to be held at fair value with changes in fair value reported through income.

Other Fair Value Changes

Under Dutch GAAP, instruments issued or purchased with embedded features were accounted for as one position.	IFRS requires embedded features that are considered not to be closely related to the host instrument to be separated, classified as a derivative and recorded at fair value.

Under Dutch GAAP, the trading book is held at fair value.	Under IFRS, the trading book is also held at fair value, however, specific guidance is given on how to account for fair value upon initiation of a contract. The IFRS rules require any profit or loss apparent on ‘day one’ not determined by direct reference to a market price to be recognized in the period in which the value of such instruments become observable.

Under Dutch GAAP, market values are determined by reference to mid-prices.	IFRS requires the use of bid/offer valuation techniques.

Mortgage Servicing Rights

All mortgage servicing rights are carried at the lower of initial carrying value, adjusted for amortization, or fair value. Mortgage servicing rights are amortized in proportion to, and over the period of, net estimated servicing income.	The IFRS policy for mortgage servicing rights is generally consistent with Dutch GAAP. However, the carrying amount of servicing rights under IFRS does not include deferred gains and losses on derivative hedges realized subsequent to January 1, 2004. Under IFRS,

Dutch GAAP	IFRS

The carrying amount or book basis of servicing rights includes the unamortized cost of servicing rights, deferred realized gains and losses on derivative hedges, valuation reserves and unamortized option premiums on outstanding hedges. The fair value of servicing rights is determined by estimating the present value of future net cash flows, taking into consideration market loan prepayment speeds, discount rates, servicing costs and other economic factors. The fair value of hedges is also included in evaluating possible impairment.

the components of the carrying amount of servicing rights include their unamortized cost and the basis adjustment arising from open fair value hedges of servicing rights.

The basis for determining the fair value of mortgage servicing rights is consistent with Dutch GAAP.

Property and Development

Bank premises, including land, are stated at current value based on replacement cost and fully depreciated on a straight-line basis over their useful lives with a maximum of fifty years. Value adjustments, net of tax, are credited or charged to a separate revaluation reserve.	Property is stated at historical cost, less any adjustments for impairment, and depreciated on a straight-line basis over their useful lives.

Leasing

Under Dutch GAAP, the majority of our Leasing business was accounted for as a financing arrangement.	Under IFRS, a major part of our leasing business was assessed to be an operating lease. Operating lease accounting under IFRS requires the leased asset to be included within Property and Equipment and to be depreciated, with income booked as a form of rental.

Pension Costs

We adopted SFAS 87 under Dutch GAAP as of January 1, 2002. SFAS 87 prescribes actuarial computations based on current and future compensation levels taking into account the market value of the assets of the pension funds and current interest rates. We adopted SFAS 87 as of January 1, 1994.	With respect to pensions, IFRS allows to charge all cumulative actuarial differences against Shareholders Equity at January 1, 2004.

Share-based Payments

Under Dutch GAAP, equity settled share options schemes are recorded based on the intrinsic values at grant date, which in all cases is zero.	Under IFRS, the fair value of equity settled share options and other share schemes are initially assessed at fair value at grant date and charged to income over the vesting period.

Taxes

Deferred tax assets and liabilities are recorded on a discounted basis.	Under IFRS, both deferred tax assets and liabilities are established on a nominal basis.

Constant exchange rate and local currency performance

Throughout the above discussion, the financial results and performance compared with the previous period, both in euros and percentage terms, are given in euros. We may also, where deemed significant, explain variances in terms of “constant exchange rates” or “local currency”. Both “constant exchange rates” and “local currency” exclude the effect of currency translation differences and are IFRS financial measures which, unlike actual growth, cannot be derived directly from the information in the financial statements. “Local currency” performance is measured for single currency volume differences.

Management assesses, in part, the underlying performance of our individual businesses by separating foreign exchange translation effects throughout the profit and loss account so as to understand the underlying trend of the business performance. The adjustments relate in particular to the impact of fluctuations in exchange rates used in translating results reported by our Business Units in North America and Brazil in US dollars and Brazilian real into euros, as well as the various currencies making up our Wholesale Clients Strategic Business Unit.

Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of the businesses during such periods. Fluctuations in exchange rates are outside of the control or influence of management and may distort the underlying operating performance of the businesses during the periods under review. External stakeholders, such as business analysts, also use these measures.

However, we recognise that these measures should not be used in isolation and, accordingly, we begin with the comparable IFRS actual growth measures that reflect all the factors that affect our business in the reported performance sections of this release.

Calculation of constant exchange rates and local currency performance

We calculate the comparable constant exchange rates performance by multiplying the local currency volumes over the period to be compared with the average monthly exchange rates of the previous period being compared. For example, the volumes of the quarter ended 30 June 2005 are multiplied by the average monthly exchange rates of the second quarter of 2004 to compare with the results of the second quarter of 2004 on a constant basis.

The local currency performance is simply the local volumes of a single currency compared with a previous period. For example, the US dollar volumes reported by the BU NA of 2005 compared with 2004.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this document that expresses or implies our intentions, beliefs, expectations, forecasts, estimates or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V.. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; changes resulting from the acquisition of Banca Antonveneta, including the risks associated with its business, as well as the difficulties of integrating its systems, operations functions and cultures with ours; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and we assume no obligation to update any of the forward-looking statements contained in this document.

ITEM 2.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Consolidated Ratio of Earnings to Fixed Charges Calculated under IFRS

	Six months ended June 30, 2005	Six months ended June 30, 2004	Three months ended June 30, 2005	Three months ended June 30, 2004

	unaudited (in EUR millions except ratios)
Excluding Interest on
Deposits(1)
Operating Profit before
Taxes	2,631	2,357	1,364	1,267
Add: Fixed Charges	1,909	1,569	1,163	746

Earnings before Taxes and
Fixed Charges	4,540	3,926	2,527	2,013

Fixed Charges	1,909	1,569	1,163	746

Ratio of Earnings to Fixed
Charges	2.38	2.50	2.17	2.70

Including Interest on
Deposits(1)
Fixed Charges as above	1,909	1,569	1,163	746
Add: Interest on deposits	6,994	5,114	3,682	3,312

Total Fixed Charges and
Interest on deposits	8,903	6,683	4,845	4,058

Earnings before Taxes and
Fixed Charges	4,540	3,926	2,527	2,013
Add: Interest on deposits	6,994	5,114	3,682	3,312

Earnings before Taxes and
Fixed Charges and Interest
on deposits	11,534	9,040	6,209	5,325

Ratio of Earnings to Fixed
Charges	1.30	1.35	1.28	1.31

(1) Deposits include Banks and Total customer accounts.

Item 3

Amsterdam / Milan, 25 July 2005

ABN AMRO obtains 6,283,038 (2.88%) shares of Banca Antonveneta in tender offer

ABN AMRO announces today that it has obtained acceptances totaling 6,283,038 of shares in Banca Antoniana Popolare Veneta S.p.A (Banca Antonveneta) following the expiration on Friday, 22 July 2005 of its cash tender offer. The number of shares tendered in the offer amount to 2.88% of Banca Antonveneta’s total outstanding share capital.

As stated in the press release of 30 March, the offer was conditional on ABN AMRO obtaining at least 50% + 1 share of Banca Antonveneta’s share capital. The percentage of shares tendered together with ABN AMRO’s current stake confirms that this condition has not been met.

ABN AMRO currently holds a 29.98% stake in Banca Antonveneta and reiterates that it has no intention of remaining a minority shareholder in Banca Antonveneta. ABN AMRO also reiterates that it remains committed to its statement of 30 March that, in the event the acquisition was not successful, the proceeds of the total equity funding would be returned to our shareholders in a cost effective manner. Further details will be made available as soon as circumstances allow.

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty

Item 4

Amsterdam/Rome, 15 July 2005

ABN AMRO increases stake in Banca Antonveneta to 29,98%

ABN AMRO announces that it has exercised the conversion right for bonds issued by Banca Antonveneta. The conversion will lead to an increase of ABN AMRO s stake in Banca Antonveneta to 29,98%. Including the dilutive effect of this conversion, the increase amounts to 6,4% and complies with the approval given by Banca d`Italia.

The convertible bonds were issued by Banca Antonveneta and obtained by ABN AMRO as strategic shareholder in 1999.

The acceptance period of ABN AMRO’s offer for the entire share capital of Banca Antonveneta will end on Friday 22 July 2005. ABN AMRO is offering EUR 26,50 in cash per share.

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty